                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-34294

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED MARCH 13, 2003)

                             COLLEGIATE PACIFIC INC.

          1,000,000 SHARES OF COMMON STOCK (UPON EXERCISE OF WARRANTS)

This prospectus supplement relates to:

         o The resale by the selling stockholder named in this prospectus supplement to Roth Capital Partners, LLC, the underwriter, of warrants to purchase 1,000,000 shares of our common stock, par value $0.01, issued to the selling stockholder as a special dividend on May 26, 2000, referred to as the "warrants."

         o The issuance and sale of 1,000,000 shares of our common stock, par value $0.01, issuable upon exercise of the warrants sold by the selling stockholder, referred to as the "warrant shares," to Roth Capital Partners, LLC, and then to the public.

The warrants are being sold by the selling stockholder, and we will receive none of the proceeds from the sale thereof. However, we will receive the proceeds resulting from the issuance and sale of our common stock pursuant to the exercise of the warrants by Roth Capital Partners, LLC.

The common stock is quoted on the American Stock Exchange under the symbol "BOO." The warrants are quoted on the American Stock Exchange under the symbol "BOO.WS." On September 29, 2003, the closing price of the common stock was $7.80 per share, and the closing price of the warrants was $2.80 per warrant.

                                                              PER WARRANT    PER WARRANT SHARE         TOTAL
                                                              -----------    -----------------      ----------
Public offering price                                         $     0.00         $     6.95         $6,950,000
Underwriting  commissions                                     $     0.13         $     0.32         $  450,000
Proceeds, before expenses, to the selling stockholder         $     1.95         $     0.00         $1,950,000
Proceeds, before expenses, to the Company                     $     0.00         $     5.00         $5,000,000

                                   ----------


INVESTING IN THE WARRANTS AND COMMON STOCK INVOLVES RISKS. SEE "SUPPLEMENTAL RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 9 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ROTH CAPITAL PARTNERS

            The date of this prospectus supplement is October 1, 2003

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


                                                                                                 PAGE
                                                                                                 ----
About This Prospectus Supplement                                                                  S-3
Collegiate Pacific Inc.                                                                           S-4
   Business Summary                                                                               S-4
   The Offering                                                                                   S-4
   Summary Financial Information                                                                  S-5
   Recent Developments                                                                            S-6
Supplemental Risk Factors                                                                         S-7
Special Note Regarding Forward-Looking Statements                                                 S-8
Use of Proceeds                                                                                   S-9
Capitalization                                                                                    S-9
Plan of Distribution                                                                             S-10
Where You Can Find More Information                                                              S-11
Legal Matters                                                                                    S-11
Experts                                                                                          S-11
Management's Discussion and Analysis of Financial Condition and Results of Operations       Exhibit A

                                   PROSPECTUS


                                                                                              PAGE
                                                                                              ----
Available Information                                                                          3
Summary                                                                                        3
Risk Factors                                                                                   9
The Company                                                                                   15
Management                                                                                    19
Market for Common Stock and Related Stockholder Matters                                       25
Management's Discussion and Analysis of Financial Condition and Results of Operations         26
Description of Securities                                                                     30
Legal Matters                                                                                 34
Experts                                                                                       34
Indemnification                                                                               34
Index To Consolidated Financial Statements                                                    F-1


YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN ITS DATE, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE OF WARRANTS OR WARRANT SHARES.

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE OFFERS TO SELL AND SOLICITATIONS OF OFFERS TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS ONLY IN JURISDICTIONS WHERE THE OFFERS OR SALES ARE PERMITTED.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form SB-2 that we filed with the Securities and Exchange Commission, or SEC. The shelf registration statement was declared effective by the SEC on October 26, 1998, and the latest post-effective amendment was declared effective on March 13, 2003.

This prospectus supplement contains the terms of this offering, pursuant to which Mr. Michael Blumenfeld, the selling stockholder and CEO of Collegiate Pacific, will sell directly to Roth Capital Partners, LLC, the underwriter, on a firm commitment basis, the warrants In connection with the offering, the Company will also issue and sell shares of its common stock to the underwriter upon the exercise of the warrants in accordance with the terms of the underwriting agreement, which Roth Capital Partners, LLC, will immediately resell to the public. A description of the warrants and our common stock is contained in the accompanying prospectus beginning on page 30.

This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

In this prospectus supplement, unless the context requires otherwise, "Collegiate Pacific," "we," "us," "our" or similar terms refers to Collegiate Pacific Inc. and its direct and indirect subsidiaries on a consolidated basis, "selling stockholder" refers to Mr. Michael Blumenfeld, our Chairman and CEO, and "underwriter" refers to Roth Capital Partners, LLC.

                             COLLEGIATE PACIFIC INC.

                                BUSINESS SUMMARY

We are engaged in the business of manufacturing and distributing sports equipment nationwide to the institutional and retail markets, realizing the vast majority of our revenues in response to catalog mailings and telemarketing efforts. We offer more than 3,200 products to 35,000 existing customers. Our management has extensive experience in this business having previously founded successful mail order companies in the sports equipment industry.

For more information about Collegiate Pacific, you should read the accompanying prospectus, and our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, which has been filed with the SEC, including our consolidated financial statements and related notes, and the information described in the section of this prospectus supplement entitled "Where You Can Find More Information."

                                  THE OFFERING

The following highlights selected information about the warrants and the warrant shares. For a more detailed description of our common stock and the warrants, see "Description of Securities" in the accompanying prospectus.


Warrants offered by the                 Warrants to purchase 1,000,000 shares of
selling stockholder                     common stock, par value $0.01. The
                                        warrants were issued on May 26, 2000 as
                                        a special divided to holders of our
                                        common stock, have an exercise price of
                                        $5.00 per share and expire on May 26,
                                        2005.

Warrant shares to be issued and
sold by us upon exercise of the
warrants                                1,000,000 shares of our common stock,
                                        par value $0.01.


Common stock to be outstanding after
the offering                            5,609,446 shares of common stock,
                                        including the warrant shares.

Use of proceeds                         The selling stockholder will receive all
                                        of the net proceeds from the sale of
                                        warrants offered in this prospectus
                                        supplement.

                                        We will receive all the net proceeds
                                        from the issuance and sale of the
                                        warrant shares upon the exercise of the
                                        warrants, which we will use for working
                                        capital and general corporate purposes.

Listing of common stock
and warrants                            The common stock is quoted on the
                                        American Stock Exchange under the symbol
                                        "BOO." The warrants are quoted on the
                                        American Stock Exchange under the symbol
                                        "BOO.WS."

The number of shares of common stock to be outstanding after this offering set forth above is based on 4,609,446 shares outstanding as of September 30, 2003. The number of outstanding shares excludes an aggregate 930,500 shares of our common stock reserved for issuance under our stock option plan, of which 772,900 shares were subject to outstanding stocks options as of June 30, 2003 at a weighted average exercise price of $5.25 per share, and 4,244,597 shares underlying outstanding warrants at an exercise price of $5.00 per share. Since June 30, 2003, options to acquire 46,000 shares of common stock have been exercised by employees of Collegiate Pacific and warrants to acquire 255,287 shares of common stock have been exercised by holders of outstanding warrants.

                          SUMMARY FINANCIAL INFORMATION

On September 29, 2003, we filed our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003. The summary financial information provided below should be read in conjunction with our audited consolidated financial statements and related notes contained in our Annual Report filed with the SEC.


STATEMENT OF INCOME DATA                                                                   2003                    2002
                                                                                     --------------          --------------
Net sales                                                                            $   21,075,893          $   16,901,125
Cost of sales                                                                            13,268,532              10,654,442
                                                                                     --------------          --------------
         Gross profit                                                                     7,807,361               6,246,683
Selling, general and administrative expenses                                              6,839,005               5,307,390
                                                                                     --------------          --------------
         Operating profit                                                                   968,356                 939,293
                                                                                     --------------          --------------
Other income (expense)
     Interest expense                                                                       (84,525)               (140,888)
     Interest income                                                                          3,200                      63
     Miscellaneous                                                                           17,186                   7,020
                                                                                     --------------          --------------
         Total other expense                                                                (64,139)               (133,805)
                                                                                     --------------          --------------
Income before provision for income taxes                                                    904,217                 805,488
Income tax benefit                                                                         (349,632)                     --
                                                                                     --------------          --------------
         Net income                                                                  $    1,253,849          $      805,488
                                                                                     ==============          ==============
Weighted average shares of common stock outstanding - basic                               4,225,784               4,225,213
                                                                                     ==============          ==============
Weighted average shares of common stock outstanding - diluted                             4,669,574               4,669,008
                                                                                     ==============          ==============
Net income per share of common stock  - basic                                        $         0.30          $         0.19
                                                                                     ==============          ==============
Net income per share of common stock - diluted                                       $         0.27          $         0.17
                                                                                     ==============          ==============



BALANCE SHEET DATA                                                                        2003                    2002
                                                                                     --------------          --------------
Current assets:
     Cash and cash equivalents                                                       $      365,713          $      267,362
     Accounts receivable, net of allowance for doubtful accounts of
       $121,139 in 2003 and $96,181 in 2002                                               2,702,551               1,990,997
     Inventories                                                                          3,691,615               2,984,803
     Prepaid expenses and other current assets                                              218,030                 149,442
     Current portion of deferred income taxes                                               102,171                      --
                                                                                     --------------          --------------
         TOTAL CURRENT ASSETS                                                             7,080,080               5,392,604

Property, plant and equipment, net of accumulated depreciation  of                          541,055                 502,275
     $629,205 in 2003 and $445,635 in 2002
Other assets:
     License agreements, net of accumulated amortization of $118,915 in 2003
       and $82,759 in 2002                                                                  116,514                 152,670
     Goodwill                                                                               544,375                 544,375
     Deferred income taxes                                                                  304,646                      --
     Other assets, net                                                                      238,654                 260,798
                                                                                     --------------          --------------
         TOTAL ASSETS                                                                $    8,825,324          $    6,852,722
                                                                                     ==============          ==============

Current liabilities:
     Accounts payable                                                                $    1,642,732          $    1,154,398
     Accrued expenses                                                                       205,505                 128,648
     Dividends payable                                                                      107,704                      --
     Income taxes payable                                                                    54,789                      --
     Other current liabilities                                                                   --                   7,553
                                                                                     --------------          --------------
         TOTAL CURRENT LIABILITIES                                                        2,010,730               1,290,599

Line of credit                                                                              800,000                      --
Notes payable to stockholders                                                                    --                 353,063
                                                                                     --------------          --------------
         TOTAL LIABILITIES                                                                2,810,730               1,643,662

Stockholders' equity:
     Common stock, $.01 par value; authorized 50,000,000 shares,                             43,082                  43,007
       issued: 4,308,169 in 2003 and 4,300,659 in 2002
     Additional paid-in capital                                                           6,387,090               6,607,546
     Retained earnings (accumulated deficit)                                                201,065                (945,080)
     Treasury shares, at cost: 80,326 shares in 2003 and 59,526
       shares in 2002                                                                      (616,643)               (496,413)
                                                                                     --------------          --------------
         TOTAL STOCKHOLDERS' EQUITY                                                       6,014,594               5,209,060
                                                                                     --------------          --------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $    8,825,324          $    6,852,722
                                                                                     ==============          ==============

RECENT DEVELOPMENTS

On August 28, 2003, we issued a press release announcing our revenues for the first month of fiscal 2004, the month ending July 31, 2003. The Company stated that its consolidated revenues for the month of July, 2003 rose 33% over the same period last year, with higher margins period over period, for the month. We also stated that commencing with our 2004 fiscal year, earnings will be fully taxed as opposed to the year ago period in which taxes were offset by the utilization of the net operating loss carry-forwards and, as a result, net income after taxes may not be comparable to amounts recorded in prior periods. On August 29, 2003, we furnished under Item 9 of Form 8-K information presented or to be presented at investors conferences, information regarding our projections of revenues and income for the next three years. Although we expect to report an increase in revenues for the fiscal quarter ending September 30, 2003, compared to the same period last year, our earnings will be fully taxed and, as a result, net income may not be comparable to amounts recorded in prior periods.

                            SUPPLEMENTAL RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the risks described under "Risk Factors" beginning on page 9 of the accompanying prospectus and in Exhibit "A" to this prospectus supplement, you should carefully consider the following supplemental risk factors in conjunction with the other information contained in this prospectus supplement and the accompanying prospectus before making a decision to purchase our securities. Also consider carefully the statements under "Special Note Regarding Forward-Looking Statements" below. If any of the risks described in this prospectus supplement or the accompanying prospectus actually occur, our business, financial condition or results of operations would likely materially suffer, which would likely adversely affect our stock and warrant prices. You should be prepared to accept the occurrence of any and all of the risks associated with purchasing the securities, including a loss of all of your investment.

RISKS RELATED TO THIS OFFERING

We may allocate the net proceeds from this offering in ways with which you may not agree.

Our expected use of the proceeds of the warrant shares is general in nature and is subject to change based upon changing conditions and opportunities. Our management has broad discretion in applying the net proceeds we estimate we will receive in this offering. Because the net proceeds are not required to be allocated to any specific use, investment or transaction, you cannot determine at this time the value or propriety of our application of the proceeds. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other stockholders may not agree with our decisions.

You will experience immediate dilution in the book value per share of the warrant shares you purchase.

Because the price per share of the warrant shares being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the warrant shares you purchase in this offering. Based on an exercise price of $5.00 per share for the warrant shares, and a net tangible book value per share of our common stock of $1.19 as of June 30, 2003, if you purchase the warrant shares in this offering, you will suffer immediate and substantial dilution of $3.81 per share in the net tangible book value of the warrant shares.

We recently furnished forward looking information which we may not achieve.

On August 29, 2003, we furnished under Item 9 of Form 8-K information presented or to be presented at investors conferences, information regarding our projections of revenues and income for the next three years, and other forward-looking information. None of this information is incorporated herein. We may not be able to achieve our projections or the goals described in our forward-looking information. Because the market may expect us to achieve our projections despite our various disclaimers, the failure to do so could materially and adversely impact our stock and warrant prices.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement, the accompanying prospectus and our filings with the Securities and Exchange Commission contain "forward-looking" information as that term is defined by the federal securities laws. Forward-looking statements may be identified by use of the terms "may," "will," "expect," "anticipate," "believe," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results or events could differ materially from those contained in the forward-looking statements due to a number of factors, many of which are beyond our control. Factors that could materially and adversely affect our results and cause them to differ from those contained in, or incorporated in, this prospectus supplement and the accompanying prospectus supplement include, but are not limited to:

         o     our limited operating history;

         o     competition in the sporting goods and related equipment market;

         o     general economic conditions in the US and abroad;

         o     our reliance on third party carriers and raw materials vendors;
               and

         o     any acquisitions we make may not prove successful.

You should consider carefully the statements under "Supplemental Risk Factors" in this prospectus supplement and "Risk Factors" and other sections of the accompanying prospectus in conjunction with our forward-looking statements and our operations, financial performance and share price generally. Our forward-looking statements relate only to events as of the date on which the statements are made. We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results or events expressed or implied therein will not be realized.

                                 USE OF PROCEEDS

The selling stockholder will receive all net proceeds from the sale to Roth Capital Partners, LLC, of the warrants offered in this prospectus supplement, totaling an estimated $1,950,000.

We will receive all the net proceeds from the issuance and sale of the warrant shares upon the exercise of the warrants by Roth Capital Partners, LLC, totaling an estimated $4,425,000, which we will use for working capital and general corporate purposes. In addition, we intend to seek strategic acquisitions of other manufacturers or distributors of sports equipment and related businesses that are complimentary to Collegiate Pacific and a portion of the net proceeds to be received by us from the issuance and sale of the warrant shares may be used for such acquisitions. Although Collegiate Pacific may from time to time engage in discussions regarding potential acquisitions and strategic affiliations, we are not currently a party to any letter of intent or definitive purchase agreement with respect to any material acquisition.

Pending the application of the net proceeds to be received by us from the issuance and sale of the warrant shares as described above, Collegiate Pacific intends to invest the net proceeds in short-term, interest bearing investment grade securities.

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003, on an actual basis and as adjusted to give effect to the issuance and sale of the warrant shares offered pursuant to this prospectus supplement, after deducting fees, commissions and the other costs that we will pay.


                                                          AS OF JUNE 30, 2003
                                                 --------------------------------------
                                                     ACTUAL                AS ADJUSTED
                                                 --------------          --------------
Cash and cash equivalents                        $      365,713          $    4,801,213
                                                 ==============          ==============
Total debt:
   Revolving line of credit                      $      800,000          $      800,000
                                                 --------------          --------------
   Total debt                                    $      800,000          $      800,000
                                                 --------------          --------------
Stockholders' equity:
   Common stock, $0.01 par value                 $       43,082          $       53,082
   Additional paid-in capital                    $    6,387,090          $   10,812,090
   Retained earnings                             $      201,065          $      201,065
   Treasury stock at cost, 77,026 shares         $     (616,643)         $     (616,643)
                                                 --------------          --------------
   Total stockholders' equity                    $    6,014,594          $   10,450,094
                                                 --------------          --------------
   Total capitalization                          $    6,814,594          $   11,250,094
                                                 ==============          ==============

                              PLAN OF DISTRIBUTION

OVERVIEW

Pursuant to an underwriting agreement dated October 1, 2003, we and the selling stockholder engaged Roth Capital Partners, LLC to act as the sole underwriter in connection with this offering of securities. Under the terms of the underwriting agreement, Roth Capital has agreed to purchase from the selling stockholder on a firm commitment basis the warrants sold pursuant to this offering, and to exercise the warrants and to resell the warrant shares to the public. Under the underwriting agreement, the obligations of Roth Capital are subject to normal and customary closing conditions. The selling stockholder and the Company have agreed to indemnify Roth Capital against certain liabilities arising in connection with the underwriting agreement, including liabilities under federal securities laws.

Roth Capital has or may in the future engage in transactions with, or perform services for, the selling stockholder, us and our affiliates in the ordinary course of business.

THE OFFERING

The selling stockholder is offering to the underwriter on a firm commitment basis warrants to purchase an aggregate of 1,000,000 shares of our common stock, par value $0.01, at a price of $1.95 per warrant. The underwriter will exercise the warrants contemporaneously with the sale of the warrants. Upon the exercise of the warrants at an exercise price of $5.00 per shares, we will issue and sell 1,000,000 shares of our common stock to the underwriter, who will in turn sell all of the shares to investors hereunder.

COMMISSIONS, FEES AND EXPENSES OF THE OFFERING

Roth Capital will receive a commission of $450,000 from the Company in connection with the sale of the warrants and warrant shares in the offering. No commission will be paid by the selling stockholder. The Company has also agreed to reimburse Roth Capital for certain out-of-pocket expenses incurred in connection with the offering. We estimate that the total expenses of the offering, including underwriting commissions, will be approximately $565,000. This includes expenses related to the filing of this prospectus supplement, printing costs, transfer agent fees, and our legal and accounting fees and costs. The following table shows the underwriting fees to be paid by the Company in connection with this offering, per warrant and warrant share as applicable, and in total:


                                      Per Warrant Share       Per Warrant Share            Total
                                      -----------------       -----------------           --------
Underwriting commissions                   $   0.13                $   0.32               $450,000

Expenses                                        N/A                $  0.115               $115,000

                       WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act relating to the warrants and warrant shares being offered by this prospectus supplement and the accompanying prospectus. As permitted by the SEC rules, this prospectus supplement omits some information included in the registration statement. For a more complete understanding of the warrants, warrant shares and this offering, you should refer to the registration statement, including its exhibits.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission, or SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC's home page on the internet (http://www.sec.gov).

                                  LEGAL MATTERS

The validity of the warrants and warrant shares offered hereby will be passed upon for the Company by Sayles, Lidji & Werbner, A Professional Corporation, Dallas, Texas.

                                     EXPERTS

The consolidated financial statements of the Company as of June 30, 2002 and June 30, 2001, and for the years then ended, are included in the Registration Statement and accompanying prospectus of which this prospectus supplement is a part in reliance on the report of Grant Thornton LLP, independent certified public accountants. The consolidated financial statements as of June 30, 2002 and June 30, 2001, and for the fiscal years then ended, audited by Grant Thornton LLP, have been included in the Registration Statement and accompanying prospectus in reliance on their report given on their authority as experts in accounting and auditing. The summary financial information derived from the audited consolidated financial statements as of June 30, 2003 and June 30, 2002, and for the fiscal years then ended is included in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003.

                                    EXHIBIT A

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
     (FROM ANNUAL REPORT ON FORM 10-KSB FOR THE PERIOD ENDED JUNE 30, 2003)

BACKGROUND

         Collegiate Pacific Inc. ("we," "us," "our," or the "Company") is in the mail order marketing of sports equipment business. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCA's, YWCA's and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment and other recreational products, as well as provide after-sale customer service. We currently market about 3,200 sports and recreational related equipment and products to our 200,000 potential institutional, retail, Internet and sporting good dealer type customers. Since commencing operations in early 1998, we have sold our products to approximately 35,000 customers. The Company's fiscal year ends on June 30. References herein to "fiscal 2002," "fiscal 2003" and "fiscal 2004" refer to our fiscal years ended or ending June 30, 2002, 2003, and 2004, respectively.

FISCAL YEAR ENDED JUNE 30, 2003 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2002

         Net Sales. Net sales for the fiscal year ended June 30, 2003, increased by approximately $4.2 million, or approximately 25.0%, compared to the same period in 2002. We attribute the growth in net sales primarily to an increase in the sale of manufactured products to all of our customers, an overall increase in catalog sales, and a slight increase in dealer-related and camp-related sales. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in net sales will be at the same rate. We also believe that seasonality in our net sales will continue to be a factor in future periods because of the budgeting procedures of our customers and the seasonal demand for our products. As a result, we continue to see an increase in demand for our products during the third and fourth quarters of our fiscal year (January - June).

         Gross Profit. The Company's gross profit for the fiscal year ended June 30, 2003, increased by approximately $1.6 million, or approximately 25.0%, compared to the same period in 2002. As a percentage of net sales, gross profit was approximately 37.0% for each of the fiscal years ended June 30, 2003 and 2002. The increase in gross profit was primarily due to the increase in the Company's net sales over the prior year.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2003, increased by approximately $1.5 million, or approximately 29%, compared to the same period in 2002. As a percentage of net sales, selling, general and administrative expenses increased to approximately 32.4% from 31.4% for fiscal 2002. In anticipation of achieving an increase in net sales, the Company increased selling, general and administrative expenses as follows:

         o we hired additional personnel to manage our increase in net sales, which increased our salary and personnel related costs by approximately $516 thousand;

         o we mailed additional catalogs to existing and potential new customers, as well as increased our distribution of fliers and promotional literature, which increased our advertising and trade show expenses by approximately $504 thousand;

         o we increased our property, casualty and liability insurance coverage, which increased our overall cost of insurance by approximately $70 thousand; and

         o we leased additional warehouse space to support our increase in sales, which increased our rent and common ground maintenance expenses by approximately $143 thousand.

         Operating Profit. Operating profit increased by approximately $29 thousand for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, the operating profit decreased to approximately 4.6% compared to 5.6% for the fiscal year ended June 30, 2002. The slight decrease was primarily attributable to the increase in selling, general and administrative expenses.

         Interest Expense. Interest expense decreased by approximately $56 thousand for the fiscal year ended June 30, 2003, compared to the fiscal year ended June 30, 2002. As a percentage of net sales, interest expense was approximately 0.4% and 0.8% for the fiscal years ended June 30, 2003 and 2002, respectively. The decrease in interest expense was due to the net cash provided by our operating activities during fiscal 2003 and fiscal 2002, which was used to reduce the outstanding balance of the Company's borrowings, as well as lower interest rates during fiscal 2003. Approximately $5 thousand of the interest expense in fiscal 2003 and $86 thousand of the interest expense in fiscal 2002 was for interest paid on the note payable to Michael J. Blumenfeld. See "Liquidity and Capital Resources."

         Income Taxes. The Company recorded an income tax benefit of approximately $350 thousand for the fiscal year ended June 30, 2003, due to the elimination of its valuation allowance on net deferred tax assets in the current year. Based on the Company's operating results for the fiscal year ended June 30, 2003, and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets. Accordingly, the valuation allowance has been eliminated as at June 30, 2003. Income tax expense for the fiscal year ended June 30, 2003, would have been approximately $330 thousand had the Company been fully taxed on its fiscal 2003 net income. The Company recorded no income taxes in fiscal 2002 due to its valuation allowance being equal to its net deferred tax assets. Due to the elimination of the valuation allowance at June 30, 2003, the Company will record tax expense on all future net income at the Company's effective tax rate and, accordingly, income tax expense (benefit) and net income after taxes in future periods may not be comparable to amounts recorded in fiscal 2003 and fiscal 2002.

         Net Income. Net income increased by approximately $448 thousand or 55.6% for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, net income increased to approximately 5.9% for the fiscal year ended June 30, 2003 compared to 4.8% for the fiscal year ended June 30, 2002. The increase was attributable to increased sales activity, an increase in gross profit and the effect of the elimination of the valuation allowance on all deferred tax assets during fiscal 2003, all of which was partially offset by the increase in selling, general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operations for the fiscal year ended June 30, 2003, was approximately $214 thousand, compared to net cash provided by operations of approximately $867 thousand for the same period in 2002. The decrease in cash flow provided by operations was due primarily to an increase in our investment in working capital. The increase in cash and accounts receivable at June 30, 2003, compared to June 30, 2002, was attributable to the increase in sales realized by the Company during fiscal 2003, and the increase in inventory, accounts payable and accrued expenses was primarily attributable to the Company's acquisition of inventory to support the increased demand for its products during fiscal 2003.

         The Company used approximately $222 thousand in cash for investing activities during fiscal 2003, the primary component of which was the purchase of property and equipment. The Company expects to spend approximately $200 thousand for capital expenditures in fiscal 2004.

         The Company generated approximately $106 thousand in cash from financing activities for the fiscal year ended June 30, 2003. Cash was used to repay borrowings on the note payable to stockholder of approximately $353 thousand in August 2002, purchase treasury shares of approximately $120 thousand and to pay quarterly dividends to its stockholders of approximately $257 thousand. The company borrowed $800 thousand to finance these activities and issued common stock upon its receipt of approximately $37 thousand from the exercise of stock options held by its employees.

         Current assets as of June 30, 2003, totaled approximately $7.1 million, thereby providing the Company with working capital of approximately $5.1 million.

         The Company's principal external source of liquidity is its $5.0 million revolving line of credit with Bank of America, N.A. (the "Line of Credit"). The Line of Credit matures on July 15, 2004, and is secured by all of the Company's assets. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 0.5% (4.75% at June 30, 2003) or 3 month LIBOR plus 3% (4.14% at June 30, 2003). The Line of Credit permits the Company to borrow against up to 85% of its eligible accounts receivable and 40% of its eligible inventory, but not to exceed $5 million. As of June 30, 2003, approximately $800 thousand was outstanding under the Line of Credit, leaving the Company with approximately $2.8 million of additional availability under the terms of the borrowing base formula of the Line of Credit. Approximately $2.5 million was available at June 30, 2002. The Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Line of Credit will have an adverse impact on its operations or future plans.

         Since June 30, 2003, the Company has received approximately $1.1 million from the exercise of 216,544 of the approximately 4,200,000 outstanding warrants that were issued as a dividend to all stockholders of record on May 26, 2000. The per share exercise price of the warrants is $5.00 per share and the warrants expire on May 26, 2005. If the remaining 4,028,062 warrants were exercised, the Company would receive approximately $20.1 million from the exercise of those warrants. No assurances, however, can be made that any additional warrants will be exercised.

         As announced by the Company in a press release dated September 8, 2003, Michael J. Blumenfeld, the Company's Chief Executive Officer and majority shareholder, is in discussions with Roth Capital Partners, LLC about selling on a firm commitment basis directly to Roth Capital, 1,000,000 of the approximately 1,760,000 warrants currently held by Mr. Blumenfeld. Those 1,000,000 warrants entitle the holder to purchase an aggregate of 1,000,000 shares of Collegiate Pacific common stock. The Registration Statement on Form SB-2 (No. 333-34294), which became effective on April 7, 2000, covers the issuance and resale of the warrants and underlying common stock, including Mr. Blumenfeld's sale of his warrants.

         Under the proposed terms of the transaction with Roth Capital, Roth Capital will agree to purchase and immediately exercise the warrants and the company will issue 1,000,000 shares of its common stock directly to Roth Capital. If this transaction occurs, and all 1,000,000 warrants are sold and exercised, Collegiate Pacific will receive $5,000,000, before commissions and expenses. Roth Capital intends to sell the shares of Collegiate Pacific common stock that it receives upon its exercise of the warrants to investors at to be determined prices. The Company, Roth Capital and Mr. Blumenfeld have not yet entered into any definitive agreement with respect to the sale of any warrants or common stock by Mr. Blumenfeld and we cannot assure you that the proposed transaction will ever be consummated.

         We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Line of Credit, cash flows from operations, and proceeds received from the exercise of outstanding warrants. We may experience periods of higher borrowing under the Line of Credit due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

         Allowance for Doubtful Accounts. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. We have historically included an allowance for doubtful accounts in our financial statements, which we believe is a reasonable estimate of uncollectible accounts. Because estimating our uncollectible accounts requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported accounts receivable balance, we believe that the accounting estimate related to our allowance for doubtful accounts is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

         In preparing our financial statements for the fiscal year ended June 30, 2003, we estimated our allowance for doubtful accounts to be $121.1 thousand, and we reduced our accounts receivable by that amount. Our June 30, 2003 estimate for our allowance for doubtful accounts was approximately $25 thousand more than our estimate for the fiscal year ended June 30, 2002. Our estimate of our allowance for doubtful accounts is based on our significant historical experience with actual write-offs of uncollectible doubtful accounts. In addition to the other considerations discussed above, our estimate of doubtful accounts in future periods may change based on general economic conditions that exist at the time we make our estimate. The increase in the amount of our allowance for doubtful accounts for the fiscal year ended June 30, 2003 was due to the increase in accounts receivable at June 30, 2003 compared to June 30, 2002.

         Deferred Taxes. Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law or based upon review of our tax returns by the IRS, as well as operating results of the Company that vary significantly from budgets. Because estimating our deferred taxes payable requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported deferred tax balances, we believe that the accounting estimate related to our deferred income taxes is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

         Long-Lived Assets. We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, the carrying value is reduced to its estimated fair value. As of June 30, 2003, the balance sheet includes approximately $800 thousand of goodwill and intangible assets, net, and $550 thousand of fixed assets, net. The Company has concluded that no impairment write-off is necessary. Because estimating the recoverability of the carrying value of long-lived assets requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported net long-lived assets, we believe that the accounting estimates related to our impairment testing are "critical accounting estimates." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

CERTAIN FACTORS THAT MAY AFFECT THE COMPANY'S BUSINESS OR FUTURE OPERATING
RESULTS

         This report contains various forward-looking statements and information that are based upon management's beliefs as well as assumptions made by and information currently available to management. When used in this report the words "anticipate," "believe," "estimates," "expect," "predict," "project," and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Among the key factors that may have a direct bearing on the Company's results are set forth below.

Limited Operating History

         We have a limited operating history upon which to base an evaluation of the Company and its prospects. Collegiate Pacific entered into the catalog and mail-order distribution of sporting goods business only five years ago. The Company generated net income of approximately $1.3 million and $805 thousand for fiscal 2003 and fiscal 2002, respectively.

         Our prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the marketing industry. To address these risks, we must, among other things:

         o effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         o    provide products at competitive prices;

         o    respond to competitive developments; and

         o    attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will continue to maintain profitability or generate cash from operations in the future.

Competition

         The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry. We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:

         o    substantially greater financial resources;

         o    a larger customer base; and

         o    greater name recognition within the industry.

         In addition, our competitors may have larger technical, sales and marketing resources. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.

Raw Materials

         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.

Accounts Receivable

         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms that we give to our customers.

Potential Fluctuations In Quarterly Operating Results; Seasonality

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparison of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Managing Potential Growth

         We experienced a period of significant growth and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operations, financial and management information systems could be needed to manage future growth. We cannot assure you that:

         o these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;

         o our current personnel, systems, procedures, and controls will be adequate to support our future operations;

         o we will identify, hire, train, motivate or manage required personnel; or

         o we will successfully identify and exploit existing and potential market opportunities.

Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

Future Capital Requirements

         Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We may need to seek additional third-party financing to raise additional capital needed to support any future growth. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

Dependence On Key Personnel

         Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Michael J. Blumenfeld. The Company does not have a "key person" life insurance policy on any of its officers or other employees.

         The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our inability to attract and retain additional qualified employees, as needed, could have a material adverse effect on the Company.

Risks Related To International Suppliers

         A significant amount of our revenues depends upon products purchased from foreign suppliers, which are located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of international business, including:

         o    shipment delays;

         o    fluctuation in exchange rates;

         o    increases in import duties;

         o    changes in customs regulations;

         o    adverse economic conditions in foreign countries; and

         o    political turmoil.

The occurrence of any one or more of the events described above could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipments to our customers or by utilizing other more costly carriers or means of shipping.

Reliance On Third Party Carriers

         Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

         o    shipment delays caused by such carriers;

         o    labor strikes by the employees of such carriers;

         o    increases in delivery cost, postage rate increase; and

         o    other adverse economic conditions.

The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to any inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

Control By Major Stockholder

         Michael J. Blumenfeld, Chairman and Chief Executive Officer of Collegiate Pacific, currently owns 2,170,607 shares or 48% of our common stock, and holds options and a Warrant convertible into 1,639,407 additional shares of the Company's voting Common Stock. If Mr. Blumenfeld were to exercise his outstanding options and Warrants, he would own approximately 62% of our common stock. As a result, Michael J. Blumenfeld has the power to initiate or block corporate actions such as an amendment to the Company's Certificate of Incorporation, the consummation of any merger, or the sale of all or substantially all of the assets of the Company. In addition, Michael J. Blumenfeld may control the election of directors and any other action requiring stockholder approval.

Volatility of Stock Price

         The price of our common stock is determined in the marketplace and may be influenced by many factors, including:

         o    the depth and liquidity of the market for our common stock;

         o investor perception of the Company and the industry within which it competes;

         o    quarterly variations in operating results; and

         o    general economic and market conditions.

Historically, the weekly trading volume of our common stock has been relatively small. Any material increase in public float could have a significant impact on the price of the common stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affect market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the common stock could be affected by such fluctuations.

Outstanding Stock Options

         Outstanding options may have an effect on the price of our securities. We currently have 726,600 outstanding options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options were exercised and the stock issued was immediately sold into the public market.

The Exercise of Outstanding Warrants and Options Could Have a Dilutive Effect

         As of September 22, 2003, there were 726,600 options and 4,028,062 warrants outstanding and held by shareholders and certain third parties to purchase 4,754,662 shares of Common Stock. The options and warrants have exercise prices ranging from $3.88 per share to $9.38 per share. The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and could have a dilutive impact on other shareholders by decreasing their ownership percentage of the Company's outstanding common stock.

         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.

Dependence of Warrant Holders On Maintenance of Current Registration Statement; Possible Loss of Value of Warrants

         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying shares while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.

Potential Adverse Effect of Redemption of Warrants

         We may redeem each Warrant at $0.05 per Warrant at anytime. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants.

No Assurances That Warrants Will Be Exercised

Our ability to obtain additional equity capital from the exercise of outstanding Warrants is dependent upon whether or not holders of outstanding Warrants exercise their Warrants and we cannot assure you that any additional warrants will be exercised. Further, we cannot assure you that the proposed transaction between Michael J. Blumenfeld and Roth Capital Partners, LLC will ever be consummated. If we do not obtain adequate funds from the exercise of Warrants, we may have to seek additional third party financing to raise additional capital needed to support any future growth.

                             COLLEGIATE PACIFIC INC.

                    4,244,607 COMMON STOCK PURCHASE WARRANTS
                        5,321,874 SHARES OF COMMON STOCK

                                ----------------

         This Prospectus relates to the issuance and resale of up to:

         o 4,244,607 Common Stock Purchase Warrants issued as a special dividend to each record holder of Common Stock as of May 26, 2000.

         o 4,244,607 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants.

         Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment, at any time prior to May 26, 2005.

         This Prospectus also relates to an offering of up to 677,267 shares of Common Stock by certain stockholders who previously held Notes of the Company. The Company privately sold Notes in the principal amount of $2,235,000 to certain officers and directors of the Company and certain third parties. The Note holders converted the Notes into 677,267 shares of Common Stock, based upon a conversion price of $3.30 per share, on April 19, 2000.

         In addition, this Prospectus relates to an offering of up to 400,000 shares of Common Stock by Michael J. Blumenfeld, the Company's Chief Executive Officer. Mr. Blumenfeld acquired those 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997, by and between Mr. Blumenfeld, Adam Blumenfeld and the Company. The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of the shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.

         The Common Stock is quoted on the American Stock Exchange under the symbol "BOO." The Warrants are quoted on the American Stock Exchange under the symbol "BOO/WS." On March 12, 2003, the closing price of the Common Stock was $4.40 per share, and the closing price of the Warrants was $0.65 per Warrant.


   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 IN THIS PROSPECTUS.

================================================================================

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
      THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.



                  THE DATE OF THIS PROSPECTUS IS MARCH 13, 2003

         The date of this Prospectus is March 13, 2003. No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

   Available Information................................................   3
   Summary..............................................................   3
   Risk Factors.........................................................   9
   The Company..........................................................  15
   Management...........................................................  19
   Market for Common Stock and Related Stockholder Matters..............  25
   Management's Discussion and Analysis of Financial Condition and
   Results of Operations................................................  26
   Description of Securities............................................  31
   Legal Matters........................................................  35
   Experts .............................................................  35
   Indemnification......................................................  35
   Index To Consolidated Financial Statements........................... F-1

--------------------------------------------------------------------------------


         Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number is (972) 243-8100. In this Prospectus, the "Company," "Collegiate Pacific," "we," "us," and "our" refer to Collegiate Pacific Inc. and its subsidiaries. The term "Warrants" refers to the Company's common stock purchase warrants. The term "Notes" refers to the Company's Subordinated Convertible Promissory Notes. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The term "Selling Shareholder" refers to Mr. Blumenfeld. The Company's fiscal year ends on June 30th. Reference herein to "fiscal 1999," "fiscal 2000," "fiscal 2001," "fiscal 2002" and "fiscal 2003" refers to our fiscal years ended June 30, 1999, 2000, 2001, 2002, and 2003, respectively.

         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

         UNLESS OTHERWISE PROVIDED IN THIS PROSPECTUS, ALL REFERENCES TO SHARES OF COMMON STOCK TAKE INTO ACCOUNT THE ONE-FOR-FIVE REVERSE STOCK SPLIT THAT BECAME EFFECTIVE JANUARY 19, 2000.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "Commission"). These materials may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its West Regional Office located at 5670 Wilshire Boulevard, Los Angeles, California 90036. You can obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.

         The Company is a publicly held corporation and its Common Stock is traded on the American Stock Exchange under the symbol "BOO." The Warrants are traded on the American Stock Exchange under the symbol "BOO/WS."

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

         We have filed Registration Statements on Form SB-2 (the "Registration Statements") under the Securities Act of 1933 (the "Securities Act") with the Commission, with respect to the Common Stock and Warrants offered in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Commission. For further information about us and the Common Stock and Warrants being offered in this Prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Commission.

                                     SUMMARY

         CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS.

         THESE STATEMENTS INCLUDE:

         o   ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL ITEMS;

         o ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

         o   ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

         o   ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE;
             AND

         o   ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

         IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECTS," "BELIEVES", "PLANS," "ANTICIPATES," "ESTIMATES," "POTENTIAL," OR "CONTINUE," AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

         ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 9.

                                   THE COMPANY

         We are in the mail order marketing of sports equipment. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 35,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 1,300,000 catalogs and fliers to this audience during fiscal 2003. Michael J. Blumenfeld, the Chief Executive Officer of the Company with over 30 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchasing decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, and the Internet.

         Collegiate Pacific Inc. was incorporated in Pennsylvania in 1987, and reincorporated in Delaware in 1999. The Company's executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and its telephone number at that location is (972) 243-8100.

                               RECENT DEVELOPMENTS

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting goods related equipment, as well as numerous items for the recreation, military, and municipal markets.

         On February 7, 2000, we entered into licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and tennis court equipment.

         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We used the cash proceeds to repay our outstanding commercial bank debt, expand working capital, and finance stock repurchases. On April 19, 2000, the Note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.

         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

         On February 15, 2001, we announced that our Board of Directors authorized the Company to reduce the strike price of the Warrants issued to each record holder of the Company's Common Stock as of May 26, 2000, from $10 per share to $5 per share, to be effective at 12:00 midnight, Dallas, Texas time, on Monday, March 12, 2001. As a result, pursuant to the terms of the Warrants, the cancellation price of the Warrants was automatically reduced from $.10 per share of Common Stock purchasable upon exercise of the Warrants to $.05 per share. See "Description of Dividend Warrants."

                               SELLING SHAREHOLDER

         The following table sets forth the name of the Selling Shareholder, the number of shares of Common Stock beneficially owned by the Selling Shareholder as of March 12, 2003, the number of shares that he may offer, and the number of shares of Common Stock beneficially owned by the Selling Shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by the Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.

                                            BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                                             PRIOR TO OFFERING                   AFTER OFFERING
                                             -----------------               -----------------------
                                   NUMBER OF      PERCENT OF   SHARES TO BE   NUMBER OF   PERCENT OF
NAME OF BENEFICIAL OWNER           SHARES(1)       CLASS(2)        SOLD       SHARES(1)     CLASS
------------------------         -------------  -------------  ------------- ----------  -----------
Michael J. Blumenfeld,            4,285,214(3)       66.9%      2,857,152(4)  1,428,062     32.4%
 Chief Executive Officer
 of the Company

The shares and Warrants that have been registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares and Warrants may be for the benefit of the Company. The shares and Warrants or the majority of net proceeds of a sale, or both, could be used in working capital, acquisitions, debt repayment, or other circumstances that may accrue to the benefit of the Company.

----------

(1) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(2) The percentage of the Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.

(3) Consists of 2,177,607 shares of Common Stock, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 75,000 shares issuable upon exercise of an option expiring May 8, 2011, and 2,002,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of Warrants on shares of Common Stock.

(4) Consists of 400,000 shares being registered by Mr. Blumenfeld with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares, or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayments, working capital advances or other such circumstances that may accrue to the benefit of the Company. Also includes 454,545 shares issued upon conversion of a Note on April 19, 2000, 2,002,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of Warrants on shares of Common Stock.

                              PLAN OF DISTRIBUTION

         The Warrants offered in this Prospectus were issued to each of the Company's stockholder's on a pro rata basis as a special dividend on May 26, 2000.

         The sale of the shares of Common Stock offered in this Prospectus may be made from time to time directly by the Selling Shareholder, by the Note holders who converted their Notes into shares of Common Stock, by the stockholders who exercised their Warrants, or by one or more broker-dealers or agents.

         Shareholders selling their shares of Common Stock or Warrants will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The shares of Common Stock and the Warrants may be sold in one or more transactions on the Bulletin Board, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the shares of Common Stock or the Warrants, they may do so by purchasing the shares of Common Stock or Warrants as principals or by selling the shares of Common Stock or the Warrants as agent for the shareholders selling their shares. These broker-dealers may be compensated in the form of discounts, concessions, or commissions from these shareholders or the purchasers of the shares of Common Stock or the Warrants. A particular broker-dealer's compensation may be in excess of customary compensation.

         Under applicable Exchange Act rules and regulations, any person engaged in a distribution of the shares of Common Stock or the Warrants may not simultaneously engage in market-making activities with respect to the Company's Common Stock or Warrants for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, shareholders selling their shares are subject to applicable provisions, rules and regulations of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of the Common Stock and the Warrants by these shareholders. All of the foregoing may affect the marketability of the Common Stock and the Warrants.

         To comply with applicable states' securities laws, the Common Stock and the Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. Additionally, the shares of Common Stock and the Warrants may not be sold in certain states unless the shares of Common Stock and the Warrants have been registered or qualified for sale in these states, or an exemption from registration or qualification is available and is complied with.

         The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.

                                 USE OF PROCEEDS

         The Company did not receive any consideration for the issuance of the Warrants and will not receive any proceeds from the sale of Warrants by the Warrant holders.

         The Company will receive proceeds only if the Warrants are duly exercised and paid by the Warrant holders. There can be no assurance that the Warrant holders will exercise all or any portion of the Warrants. If all the Warrants are exercised, the Company will receive approximately $21,000,000. The Company currently plans to use any proceeds received upon exercise of the Warrants for general corporate purposes. These general corporate purposes may include working capital, acquisitions, and debt repayment.

         The Company did not receive any proceeds from the conversion of the Notes into shares of Common Stock. However, the conversion of the Notes constituted a reduction of the Company's outstanding debt by $2,235,000. The Note holders converted the Notes into shares of Common Stock at a conversion price equal to $3.30 per share.

         The shares and Warrants that have been registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of these shares and Warrants may be for the benefit of the Company. The shares and warrants or the majority of net proceeds of a sale, or both, could be used in working capital, acquisitions, debt repayment, or other circumstances that may accrue to the benefit of the Company.

         The Company will not receive any of the proceeds from the sale of any other shares of Common Stock by the Selling Stockholder or sales of the shares of Common Stock acquired by the Warrant holders upon exercise of the Warrants.

                        DESCRIPTION OF DIVIDEND WARRANTS

         The Company issued the Warrants pursuant to a Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder.

         Each Warrant entitles the registered holder to purchase from the Company, for cash, one share of Common Stock at $5.00 per share. The number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain conditions.

         Holders may exercise the Warrants at any time on or before May 26, 2005, unless extended by the Company. The Warrants are callable and cancelable at a cancellation price of $.05 per share of Common Stock purchasable upon exercise of the Warrants. If the Company calls the Warrants for cancellation, holders may exercise the Warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                              DESCRIPTION OF NOTES

         The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company (the "Note Holders") pursuant to a Purchase Agreement between the Company and the Note Holders (the "Purchase Agreement"), dated as of February 29, 2000. The Notes were general obligations of the Company limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK OR WARRANTS COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK OR WARRANTS.

         YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES.

LIMITED OPERATING HISTORY:

         We have a limited operating history upon which to base an evaluation of the Company and its prospects.

         Collegiate Pacific entered into the catalog and mail-order distribution of sporting goods business only five years ago. The Company generated net income of approximately $805 thousand and $4 thousand for fiscal 2002 and fiscal 2003, respectively.

         Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by start-up companies in the marketing industry. To address these risks, we must, among other things:

         o effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         o        provide products at competitive prices;

         o        respond to competitive developments; and

         o        attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.

         In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will attain profitability or generate cash from operations in the future.

COMPETITION

         The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:

         o substantially greater financial resources;

         o a larger customer base; and

         o greater name recognition within the industry.

In addition, our competitors may have larger technical, sales, and marketing resources.

         We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you any assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.

RAW MATERIALS

         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.

ACCOUNTS RECEIVABLE

         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms that we give to our customers.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparisons of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

MANAGING POTENTIAL GROWTH

         We experienced a period of significant growth, and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operational, financial and management information systems could be needed to manage future growth. We cannot assure you that:

         o these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;

         o our current personnel, systems, procedures, and controls will be adequate to support our future operations;

         o we will identify, hire, train, motivate, or manage required personnel; or

         o that we will successfully identify and exploit existing and potential market opportunities.

         Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

FUTURE CAPITAL REQUIREMENTS

         Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We may need to seek additional third-party financing to raise additional capital needed to support any future growth. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.

DEPENDENCE ON KEY PERSONNEL

         Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Mr. Blumenfeld and does not have a "key person" life insurance policy on any of its officers or other employees.

         The loss of services of certain of our executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our success in attracting and retaining additional qualified employees, and our failure to recruit such skilled personnel as needed, could have a material adverse effect on the Company.

RISKS RELATED TO INTERNATIONAL SUPPLIERS

         A significant amount of our revenues depend upon products purchased from foreign suppliers, located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of this international component, including:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipments to our customers or by utilizing other more costly carriers or means of shipping.

RELIANCE ON THIRD PARTY CARRIERS

         Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:

         o        shipment delays caused by such carriers;

         o        labor strikes by the employees of such carriers;

         o        increases in delivery cost, postage rate increases; and

         o        other adverse economic conditions.

         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.

CONTROL BY MAJOR STOCKHOLDER

         Michael J. Blumenfeld, Chairman and Chief Executive Officer of Collegiate Pacific, currently owns 2,177,607 shares or 50.6% of our Common Stock, and holds options and Warrants convertible into 2,107,607 shares of the Company's outstanding Common Stock. As a result, Mr. Blumenfeld has the power to initiate or block corporate actions such as an amendment to the Company's Certificate of Incorporation, the consummation of any merger, or the sale of all or substantially all of the assets of the Company. In addition, Mr. Blumenfeld may control the election of directors and any other action requiring stockholder approval.

VOLATILITY OF STOCK PRICE

         The price of the Common Stock is determined in the marketplace and may be influenced by many factors, including:

         o        the depth and liquidity of the market for the Common Stock;

         o investor perception of the Company and the industry within which it competes;

         o        quarterly variations in operating results; and

         o        general economic and market conditions.

         Historically, the weekly trading volume of the Common Stock has been relatively small. Any material increase in public float could have a significant impact on the price of the Common Stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affected market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the Common Stock could be affected by such fluctuations.

OUTSTANDING STOCK OPTIONS

         Outstanding options may have an effect on the price of our securities. We have granted 650,700 options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our Common Stock, especially if a significant volume of the options were exercised and the stock issued were immediately sold into the public market.

THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS COULD HAVE A DILUTIVE EFFECT

         As of March 12, 2003, there were outstanding options and warrants held by shareholders and certain third parties to purchase approximately 4,895,307 shares of Common Stock. The options and warrants have exercise prices ranging from $3.88 per share to $9.38 per share. The exercise of Warrants or options and the sale of the underlying shares of Common Stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our Common Stock, and will have a dilutive impact on other shareholders.

         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding Warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.


DEPENDENCE OF WARRANT HOLDERS ON MAINTENANCE OF CURRENT REGISTRATION STATEMENT; POSSIBLE LOSS OF VALUE OF WARRANTS.

         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where

Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying shares of Common Stock while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.

POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS.

         We may redeem each Warrant at $0.05 per Warrant after the occurrence of certain preconditions. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise Warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants. See "Description of Securities - Common Stock Purchase Warrants."

                                   THE COMPANY

BUSINESS

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation, and thereafter had no formal operations.

         On February 17, 1998, the Company's stockholders authorized the Company to enter into the business of distributing sports equipment. This change in our business was accomplished through the following steps:

         o the Company sold 2,000,000 shares of Common Stock, a controlling interest in the Company. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the Common Stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares, and Adam Blumenfeld purchased 40,000 shares;

         o Michael J. Blumenfeld sold all of the assets, including the corporate name, of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Mr. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment; and

         o the Company changed its name to Collegiate Pacific Inc. at that time.

         We then entered into exclusive distribution agreements with the following companies:

         o Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998;

         o FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998; and

         o Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000.

         On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

         On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

         On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation was effective on July 21, 1999.

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment as well as numerous items for the recreation, military and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.

         On February 7, 2000, we obtained licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and court equipment.

         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We used cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases.

         On April 19, 2000, all of the Note Holders converted their Notes into 677,267 shares of Common Stock.

         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.

         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world. The contract includes a most favored vendor provision which provides that all products sold by the Company to the GSA must be at a price equal to or less than the price charged by the Company to its other customers. Sales by the Company to the GSA during fiscal 2001 were not material.

         On December 26, 2001, we entered into a $2.5 million revolving line of credit with Bank of America, N.A. (the "Line of Credit'). In August 2002, we amended the Line of Credit to increase the amount of the line to $5.0 million and extended the maturity date to July 15, 2004. We also increased the percentage of all eligible receivables that we may borrow against to 85%. There was $1.1 million outstanding under the Line of Credit on December 31, 2002.

         We are in the mail order marketing of sports equipment. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 35,000 customers.

         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 1,300,000 catalogs and fliers to this audience during fiscal 2003. Michael Blumenfeld, the Chief Executive Officer of the Company with 30 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing and the Internet.

         Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

         We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

         o        shipment delays;

         o        fluctuation in exchange rates;

         o        increases in import duties;

         o        changes in customs regulations;

         o        adverse economic conditions in foreign countries; and

         o        political turmoil.

         As a result, we attempt to maintain a three to six week supply of critical inventory items in stock. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.

SEASONAL NATURE OF BUSINESS

         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses.

COMPETITION

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe that we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

EMPLOYEES

         We currently employ 56 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by any organized labor organization or union, and we believe our relations with our employees are generally good.

PROPERTIES

         We lease approximately 88,000 square feet in Farmers Branch, Texas, which we use for our corporate headquarters and a warehouse facility. The lease for this facility expires in October 2007. The Company also leases approximately 1,500 square feet in Memphis, Tennessee, which we use for a sales office. The lease for this facility expires in 2005. We believe those facilities will be adequate for our business needs for the foreseeable future. We do not own any real property.

LEGAL PROCEEDINGS

         None.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company are:

                                                            POSITIONS AND OFFICES HELD
         NAME                             AGE                    WITH THE COMPANY
---------------------                    ----      ---------------------------------------------------
Michael J. Blumenfeld                     57       Chairman of the Board and Chief Executive Officer
Adam Blumenfeld                           33       President and Director
Arthur J. Coerver                         60       Chief Operating Officer and Director
Harvey Rothenberg                         61       Vice President Marketing and Director
William R. Estill                         54       Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein                            33       Vice President Corporate Development
Jeff Davidowitz                           47       Director
William H. Watkins, Jr                    61       Director
Robert W. Hampton                         56       Director

         Michael J. Blumenfeld has served as the Company's Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld's father.

         Adam Blumenfeld is the Company's President and has served in that capacity since joining the Company in January 2000. Mr. Blumenfeld is also a member of the Company's Board of Directors. From January 1998 through December 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.

         Arthur J. Coerver is the Company's Chief Operating Officer and has served in that capacity since joining the Company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Coerver is also a member of the Company's Board of Directors.

         Harvey Rothenberg has served as the Company's Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Rothenberg is also a member of the Company's Board of Directors.

         William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Estill was also a member of the Board of Directors during his tenure with Sport Supply Group, Inc. Mr. Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.

         Chad H. Edlein joined the Company in July 1997. From 1994 to 1997 Mr. Edlein served as Marketing Manager for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment.

         Jeff Davidowitz is the President of Penn Footwear, a private investment company and has served in that capacity since 1991. Mr. Davidowitz is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

         William H. Watkins, Jr. is a partner in the public accounting firm of Watkins Uiberall and has served in that capacity since December 1971. Mr. Watkins is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

         Robert W. Hampton is a director and Group Vice President of Jones International, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries, including Jones Financial Group, Ltd., conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation. Mr. Hampton is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------
SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

         The following table summarizes the total compensation, for each of the last three fiscal years, earned by the Named Executive Officers -- Mr. Michael Blumenfeld the Chief Executive Officer and the four other executive officers who earned over $100,000 and who were serving as an executive officer at the end of fiscal 2002.

                           SUMMARY COMPENSATION TABLE


                                                                                           Long-Term
                                                      Annual Compensation                 Compensation
                                                    ------------------------       --------------------------
                                                                                   Restricted      Securities
                                                    Fiscal                           Stock         Underlying
         Name and Principal Positions               Year          Salary ($)        Awards($)       Options
         ----------------------------               ------        ----------       ----------      ----------
          Michael J. Blumenfeld                      2002            160,000               --              --
            Chairman of the Board and                2001            140,000               --          95,000
            Chief Executive Officer                  2000             96,500               --              --

          Adam Blumenfeld                            2002            150,000               --              --
            President                                2001            138,650               --          45,000
                                                     2000            68,8601               --              --

          Harvey Rothenberg                          2002            115,000               --              --
            Vice President, Marketing                2001            105,400               --          40,000
                                                     2000             84,325               --              --

          Arthur J. Coerver                          2002            128,000               --              --
            Chief Operating Officer                  2001            118,200               --          40,000
                                                     2000            108,200               --              --

          William Estill                             2002            156,000               --              --
            Chief Financial Officer                  2001            151,800               --          40,000
                                                     2000            100,270(1)            --              --

----------

(1) Mr. Blumenfeld's employment with the company commenced in January 2000. Mr. Estill's employment with the company commenced in July 1999.

--------------------------------------------------------------------------------
STOCK OPTIONS
--------------------------------------------------------------------------------


         No stock option awards were made to the Named Executive Officers during fiscal 2002 and no Named Executive Officer exercised any outstanding stock option award during fiscal 2002.



                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES


                                   NUMBER OF SHARES              VALUE OF UNEXERCISED
                                UNDERLYING UNEXERCISED          IN-THE MONEY OPTIONS(1)
                              OPTIONS AT FISCAL YEAR-END           AT FISCAL YEAR-END
                            ------------------------------   ------------------------------
          NAME               EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
-------------------------   -------------  ---------------   -------------  ---------------
Michael J. Blumenfeld          105,000            0            $  42,825        $    0
Adam Blumenfeld                 45,000            0               24,000             0
Harvey Rothenberg               40,000            0               17,200             0
Arthur J. Coerver               42,000            0               19,200             0
William Estill                  40,000            0               19,200             0


         (1) Amounts were calculated using the closing price of Collegiate Pacific's common stock on the last trading day of the fiscal year ($4.85).

                      EQUITY COMPENSATION PLAN INFORMATION


                                            (a)                          (b)                          (c)

                                                                                             NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                NUMBER OF SECURITIES TO BE                                   FUTURE ISSUANCE UNDER
                                  ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE    EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,         PRICE OF OUTSTANDING         (EXCLUDING SECURITIES
        PLAN CATEGORY               WARRANTS AND RIGHTS      OPTIONS WARRANTS AND RIGHTS   REFLECTED IN COLUMN (a))
        -------------               -------------------      ---------------------------   ------------------------
Equity Compensation Plans                 498,200                       $5.16                       501,800
Approved by Security Holders

Equity Compensation Plans Not               --
Approved by Security Holders
                                        ---------                       -----                      --------
            Total                         498,200                       $5.16                       501,800

DIRECTOR COMPENSATION

         Each non-employee director receives $7,500 per year for their service on the Board of Directors or any committee of the Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses associated with attending Board of Directors and committee meetings.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information known to the Company with respect to beneficial ownership of shares of Common Stock as of March 12, 2003, for:

         o all persons who are beneficial owners of 5% or more of the Company's Common Stock;

         o        each director and nominee for director;

         o the Company's Chief Executive Officer and the other Named Executive Officer in the Summary Compensation Table above; and

         o        All executive officers and directors as a group.

                                                                                                       TOTAL AS A
                                                           OPTIONS/WARRANTS                          PERCENTAGE OF
                                         NUMBER OF           EXERCISABLE             TOTAL               SHARES
                                          SHARES              WITHIN 60            BENEFICIAL         OUTSTANDING
BENEFICIAL OWNER                           OWNED                 DAYS              OWNERSHIP       (IF 1% OR MORE)(a)
----------------                         ---------         ----------------        ----------      ------------------
Michael J. Blumenfeld                    2,177,607              2,107,607           4,285,214              66.9%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Adam Blumenfeld                            243,600                307,100             550,700              12.0%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Jeff Davidowitz                            140,302(b)             160,802(b)          301,104               6.7%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Arthur J. Coerver                           37,790(c)              97,790(c)          135,580               3.1%
William H. Watkins, Jr.                     42,803(d)              51,303(d)           94,106               2.2%
Harvey Rothenberg                           18,832(e)              66,717(e)           85,549               2.0%
Robert W. Hampton                               --                  5,000               5,000                --
Chadd Edlein                                14,000                 52,500              66,500               1.5%
William R. Estill                               --                 60,000              60,000               1.4%

Directors and executive
 officers as a group (9 persons)         2,674,934              2,908,819           5,583,753              77.5%

----------
a - Based on the number of shares outstanding (4,300,659) at the close of business on October 25, 2002.

b - Includes (i) 34,751 shares and 34,751 shares issuable upon exercise of a warrant held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 67,551 shares issuable upon exercise of a warrant held by JIBS Equities of which Mr. Davidowitz is a general partner, (iii) 9,000 shares and 9,000 shares issuable upon exercise of a warrant held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares and 14,000 shares issuable upon exercise of a warrant held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares and 10,000 shares issuable upon exercise of a warrant held by 3D Partners of which Mr. Davidowitz is general partner.

c -      Includes (i) 6,060 shares held in trust for the benefit of Mr. Coerver,
         (ii) 1,212 shares held in trust for the benefit of Mr. Coerver's spouse, (iii) 6,060 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver, and (iv) 1,212 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Coerver.

d - Includes 30,303 shares held in trust for the benefit of Mr. Watkins and 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Watkins.

e - Includes (i) 1,687 shares held in trust for the benefit of Mr. Rothenberg's child, (ii) 3,030 shares held in trust for the benefit of Mr. Rothenberg, (iii) 4,000 shares issuable upon exercise of a warrant held by Mr. Rothenberg's spouse, and (iv) 3,430 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Rothenberg.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 2000, the Company issued $2,235,000 of Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of the Notes were issued to Michael J. Blumenfeld in exchange for an equal amount of subordinated notes originally issued to Mr. Blumenfeld in exchange for cash. The remaining notes were issued in exchange for cash in the amount of approximately $1.4 million. In April 2000, all of the note holders converted the outstanding balance under the Notes into shares of Common Stock at a conversion price of $3.30 per share, resulting in the issuance of 677,267 shares of Common Stock.

         The following table sets forth the principal amount of the notes and the number of shares the notes were converted into by each officer and director of the Company.

                                                                                 NUMBER OF SHARES
                                                                                   ISSUED UPON
                                            PRINCIPAL AMOUNT                        CONVERSION
     NAME OF NOTE HOLDER                       OF NOTE($)                            OF NOTE
     -------------------                    ----------------                     ----------------
Michael J. Blumenfeld                           1,500,000                            454,545
William A. Watkins, Jr.                           100,000                             30,303
Arthur J. Coerver                                  50,000                             15,151
Jeff Davidowitz                                   150,000                             45,455
Harvey Rothenberg                                  15,000                              4,545

         On September 7, 2000, the Company acquired the stock of Kesmil Manufacturing, Inc., a manufacturing company owned by Michael J. Blumenfeld, the majority stockholder and Chief Executive Officer of the Company, for the assumption of approximately $581 thousand in notes payable to the stockholder and a stockholder and relative of Mr. Blumenfeld, and the assumption of other liabilities of approximately $400,000. In connection with the amendment to the Company's Line of Credit in August 2002, those notes payable were repaid in full by the Company. The Company was the sole customer of the acquired company and the acquisition was accounted for similar to a pooling of interest. During fiscal 2000, the Company purchased approximately $1.0 million of certain inventory items from Kesmil.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET

         The Common Stock trades on the American Stock Exchange under the symbol "BOO" and the Warrants trade on the American Stock Exchange under the symbol "BOO/WS." The tables below set forth the high and low sales prices for the Common Stock and the Warrants during each of the periods indicated, as reported on the American Stock Exchange, and the range of the high and low bid information for the Common Stock, as reported by the NASD. The price quotation in NASD reflect interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


                                FISCAL 2003             FISCAL 2002              FISCAL 2001
     COMMON STOCK           -------------------      ------------------       ------------------
    CALENDAR PERIOD          LOW          HIGH        LOW         HIGH         LOW         HIGH
    ---------------         -----        ------      -----       ------       -----       ------
July 1 - September 30       $4.70        $ 6.15      $3.88       $ 5.65       $6.00       $ 9.75
October 1 - December 31      5.75          6.35       4.90         5.93        5.50         6.75
January 1 - March 31           --            --       5.00         7.12        3.75         5.63
April 1 - June 30              --            --       4.70         7.50        3.85         4.10

                               FISCAL 2003              FISCAL 2002              FISCAL 2001
       WARRANTS             -------------------      ------------------       ------------------
    CALENDAR PERIOD          LOW          HIGH        LOW         HIGH         LOW         HIGH
    ---------------         -----        ------      -----       ------       -----       ------
July 1 - September 30       $1.20        $ 1.75      $0.83       $ 0.83       $1.25       $ 1.88
October 1 - December 31      1.00          1.80       0.90         1.25        1.00         1.25
January 1 - March 31           --            --       1.00         2.65        0.60         0.90
April 1 - June 30              --            --       1.05         2.81        0.73         0.85

         On January 14, 2000, our shareholders approved an amendment to the Company's Certificate of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000. The prices set forth in the foregoing tables have been adjusted to take into account the reverse stock split.

HOLDERS

         As of March 12, 2003, there were approximately 335 holders of record of Common Stock (not including shares held in street name), and there were 4,300,669 shares of Common Stock outstanding and 4,244,607 Warrants outstanding.

DIVIDENDS

         The Company did not declare or pay any cash or stock dividends on the Common Stock during fiscal 2002. On May 26, 2000, each record holder of Common Stock received a special dividend from the Company of one warrant for each share of Common Stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. On September 19, 2002, we announced for the first time that we would pay a cash dividend of $0.02 per share on October 11, 2002, to all shareholders of record on September 30, 2002, and on December 24, 2002, we announced that we would pay a cash dividend of $0.02 per share on January 24, 2003, to all shareholders of record on December 31, 2002. Future dividends may be paid only when, as, and if declared by the Company's Board of Directors in its sole discretion, and will be dependent upon the existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant. We currently do not anticipate paying any stock dividends in the foreseeable future.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

BACKGROUND

         The Company is engaged in the business of manufacturing and distributing sports equipment nationwide to the institutional and retail markets and realizes the vast majority of its revenues in response to catalog mailings and telemarketing efforts. The market for this merchandise is estimated to consist of approximately 250,000 locations, which have annual expenditures of some $4 billion for sports equipment. Company management has extensive experience in this business having previously founded successful mail order companies in the sports equipment industry.

         The Company believes it is the fastest growing supplier of sporting goods equipment to the institutional and dealer market. Since the Company commenced its first national marketing programs in March 1998, it has received orders from more than 35,000 locations and continues to add new customers at a high rate. The Company believes that its dedication to product quality and customer service is the primary reason for the growth rate of the Company's revenues and new customers.

         The Company's fiscal year ends on June 30th. References herein to fiscal 2003 and fiscal 2002 refer to our fiscal years ending on June 30, 2003 and 2002, respectively.

THREE MONTHS ENDED DECEMBER 31, 2002 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2001 AND SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2001

         Net Sales. The Company's sales and earnings are seasonal in nature. Historically, the Company has reported lower sales and earnings in the first and second fiscal quarters because many of the Company's primary customers are closed for the year-end holidays. Other factors, such as poor weather, could negatively impact demand for the Company's products. Management believes that if sales continue to increase at historical levels and, as the Company makes changes to its product mix, the historical seasonal nature of the Company's sales and earnings will be diminished.

         Net sales for the three months ended December 31, 2002, increased by approximately $660 thousand, or approximately 23%, compared to the same period in 2001. Net sales for the six months ended December 31, 2002, increased by approximately $1.6 million, or 24%, compared to the same period in 2001. We attribute the growth in net sales to our aggressive marketing activities, the expansion of our product offerings, and the overall growth of our customer base. As a result of the Company's expanded operations and marketing activities, we believe future revenues will continue to exhibit growth from current levels. Management believes the seasonality in the Company's revenues will continue to be a factor in future periods, but may not be to the same extent if the Company's revenues continue to rise at current rates.

         Gross Profit. Gross profit for the three months ended December 31, 2002, increased by approximately $275 thousand, or 27%, compared to the same period in 2001. As a percentage of sales, gross profit for the three months ended December 31, 2002, increased to approximately 37%, compared to 36% for the same period in 2001. Gross profit for the six months ended December 31, 2002, increased by approximately $622 thousand, or 26%, compared to the same period in 2001. As a percentage of sales, gross profit for the six months ended December 31, 2002 and 2001, was 37% and 36%, respectively.

The increase in gross profit for the three and six months ended December 31, 2002 over the same periods in 2001 was primarily the result of our increased sales volume and a slight increase in the sale of our manufactured goods, which historically have higher margins.

         Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses for the three months ended December 31, 2002, increased by approximately $281 thousand, or 23%, compared to the same period in 2001. As a percentage of sales, SG&A expenses for the three months ended December 31, 2002 and 2001, was 43%. SG&A expenses for the six months ended December 31, 2002, increased by approximately $516 thousand, or 21%, compared to the same period in 2001. As a percentage of sales, SG&A expenses for the six months ended December 31, 2002, decreased to 36% from 37% for the same period in fiscal 2002. The increase in SG&A expenses was primarily due to an increase in personnel related costs incurred in connection with hiring additional personnel in the fulfillment and sales force to manage the increase in sales volume. Also contributing to the increase in SG&A expenses were the additional legal and professional fees incurred in connection with identifying and performing due diligence on potential acquisition candidates, as well as additional investor relation fees.

         Operating Profit (Loss). Operating losses increased by approximately $5 thousand for the three months ended December 31, 2002, compared to the same period in fiscal 2002. As a percentage of sales, operating losses decreased to approximately 6% for the three months ended December 31, 2002, compared to 7% for the same period during fiscal 2002. Operating profit increased by approximately $106 for the six months ended December 31, 2002, compared to the same period in fiscal 2002. As a percentage of sales, operating profit increased to approximately 1% for the six months ended December 31, 2002, compared to a 0.4% loss for the same period during fiscal 2002. The increase was attributable to an increase in sales, an increase in gross profit, and a decrease in SG&A expenses as a percentage of sales during the same period in fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled approximately $148 thousand at December 31, 2002, compared to approximately $267 thousand at June 30, 2002. Cash used in operations was approximately $592 thousand during the six months ended December 31, 2002, primarily due to an increase in inventories of approximately $825 thousand and prepaid expenses of approximately $636 thousand, which was partially offset by operating profit in the period and a decrease in accounts receivable of approximately $696 thousand. For the same period in fiscal 2002, cash used in operations of approximately $501 thousand was the result of an increase in inventory of approximately $922 thousand and prepaid expenses of approximately $61 thousand, and a decrease in accounts payable of approximately $280 thousand, partially offset by a decrease in accounts receivable of approximately $736 thousand.

         The Company used approximately $141 thousand in cash in investing activities in the six month period ended December 31, 2002, compared to approximately $94 thousand for the same period in fiscal 2002. The increase was due to the increase in capital expenditures compared to the prior year.

         The Company generated approximately $613 thousand from financing activities for the six months ended December 31, 2002. The cash generated from financing activities was from borrowings under the Company's revolving line of credit of $1.2 million, partially offset by the purchase of treasury shares of approximately $98 thousand, cash dividends to the holders of common stock of approximately $86 thousand and repayments on the note payable to stockholder of approximately $353 thousand. For the same period in fiscal 2002, the Company generated approximately $543 from financing activities primarily from borrowings under the Company's revolving line of credit of $650 thousand, partially offset by the purchase of treasury shares of approximately $107 thousand.

          Current assets totaled approximately $6 million at December 31, 2002, providing the Company with working capital of approximately $4.6 million.

         The Company's principal external source of liquidity is its $5,000,000 revolving line of credit with Bank of America, N.A. (the "Revolving Line of Credit"). At the Company's option, borrowings under the Revolving Line of Credit bear interest at the prevailing prime rate, which was 4.25% as of December 31, 2002, plus 1/2% or LIBOR plus 3%. The Revolving Line of Credit matures on July 15, 2004 and is secured by all of the Company's assets. As of December 31, 2002, $1.2 million was outstanding under the Revolving Line of Credit, thereby leaving the Company with approximately $1.3 million of availability under the borrowing base formula. The Revolving Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in its Revolving Line of Credit will have an adverse impact on its operations or future plans.

         We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Revolving Line of Credit and cash flows from operations. We may experience periods of higher borrowing under the Revolving Line of Credit due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

FISCAL YEAR ENDED JUNE 30, 2002 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2001

         Net Sales. Net sales for the twelve months ended June 30, 2002, increased by approximately $3.6 million, or approximately 27.3%, compared to the same period in 2001. We attribute the growth in net sales primarily to an overall increase in catalog sales and dealer-related revenues. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in revenues will be at the same rate. We also believe that seasonality in our net sales will continue to be a factor in future periods because of the budgeting procedures of our customers and the seasonal demand for our products. As a result, we continue to see an increase in demand for our products during the third and fourth quarters of our fiscal year.

         Gross Profit. The Company's gross profit for the twelve months ended June 30, 2002, increased by approximately $1.5 million, or approximately 31.6%, compared to the same period in 2001. As a percentage of sales, gross profit increased to 37.0% compared to 35.8% for the same period in 2001. The increase in gross profit was primarily due to the increase in sales of the Company's manufactured products which, historically, have been sold at higher margins, as well as a small decrease in freight costs.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twelve months ended June 30, 2002, increased by approximately $691 thousand, or approximately 15.0%, compared to the same period in 2001. As a percentage of sales, selling, general and administrative expenses decreased to approximately 31.4% from 34.8% for fiscal 2001. The increase in selling, general, and administrative expenses was due primarily to:

         o an increase in salaries and personnel related costs of approximately $431 thousand for additional personnel hired by the Company to manage the increase in its sales volume;

         o an increase in advertising and trade show expenses of approximately $235 thousand, primarily for mailing catalogs to existing and new customers, as well as an increase in fliers and promotional literature; and

         o an increase in the cost of property, casualty, and liability insurance of approximately $78 thousand.

These increases in personnel, advertising, and insurance costs were partially offset by decreases in other expense categories.

         Operating Profit. Operating profit increased by approximately $808 thousand for the twelve months ended June 30, 2002, compared to the same period in fiscal 2001. As a percentage of net sales, the operating profit increased to approximately 5.6% compared to 1.0% for the twelve-months ended June 30, 2001. The increase was attributable to increased sales activity, an increase in gross profit as a percentage of sales, and the reduction of selling, general and administrative expenses as a percentage of sales during fiscal 2002.

         Interest Expense. Interest expense decreased by approximately $16 thousand for the twelve months ended June 30, 2002, compared to the twelve months ended June 30, 2001. As a percentage of sales, interest expense was approximately 0.8% and 1.2% for the twelve months ended June 30, 2002 and 2001, respectively. The decrease in interest expense primarily reflects the net cash provided by operating activities used to reduce the Company's borrowings during fiscal 2002. Approximately $86 thousand of the interest expense in both fiscal 2002 and 2001 was for interest paid on the note payable to Mr. Blumenfeld. See "Liquidity and Capital Resources."

         Net Income. Net income increased by approximately $801 thousand for the twelve months ended June 30, 2002, compared to the same period in fiscal 2001. As a percentage of net sales, net income increased to approximately 4.8% for the twelve months ended June 30, 2002 compared to 0.03% for the twelve months ended June 30, 2001. The increase was attributable to increased sales activity, a small increase in gross profit as a percentage of sales, and the reduction of selling, general and administrative expenses as a percentage of sales during fiscal 2002.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operations for the twelve months ended June 30, 2002, was approximately $867 thousand, compared to net cash used by the Company of approximately $554 thousand for the same period in 2001. The increase in cash flow was due primarily to an increase in net income resulting from the increase in sales levels and smaller increases in our investment in working capital.

         The Company used approximately $161 thousand in cash for investing activities during fiscal 2002. The primary use of cash in investing activities was the purchase of property and equipment. The Company expects to increase spending for capital expenditures in fiscal 2003 by approximately $100 thousand to expand its Texas distribution facility.

         The Company used approximately $788 thousand in cash for financing activities for the twelve months ended June 30, 2002. The cash was used to repay borrowings on the Company's line of credit and note payable to stockholder, as well as to purchase treasury shares.

         Current assets as of June 30, 2002, totaled approximately $5.4 million, thereby providing the Company with working capital of approximately $4.1 million.

         We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Line of Credit, a new line of credit, and cash flows from operations. We may experience periods of higher borrowing under the credit facility due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.

                            DESCRIPTION OF SECURITIES

GENERAL

         As of the closing of the offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         As of the date of this Prospectus, there are no outstanding shares of Preferred Stock. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

         o        The designation of the series;

         o The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

         o Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

         o The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

         o The redemption rights and price or prices, if any, for shares of the series;

         o The terms and amounts of any sinking fund provided for the purchase or redemption of share of the series;

         o The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

         o Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

         o The voting rights, if any, of the holders of shares of such series.

COMMON STOCK PURCHASE WARRANTS

         Special Dividend of Warrants

         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share. Warrants are exercisable through May 26, 2005 provided that at the time of exercise the Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has the right at any time to call the Warrants for cancellation by giving at least 30 days, but not more than 90 days, notice, at a price of $0.05 per Warrant. Holders of Warrants automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. A notice of redemption shall be mailed to each of the registered holders of the Warrants by First Class mail, postage prepaid, at least 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise a Warrant shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

         The Warrants may be exercised upon surrender of the Warrant certificate(s) on or prior to the expiration or the redemption date at the offices of Continental Stock Transfer & Trust Company, the Company's warrant agent with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified or cashier's check payable to the order of the Company) of the full exercise price for the number of warrants being exercised.

         The exercise price and number and kind of shares of Common Stock or other securities or assets purchasable on exercise of the Warrants and the cancellation price are subject to adjustment if the Company:

         o Combines or subdivides its outstanding shares of Common Stock, including stock splits effected through a dividend; or

         o        Merges or consolidates with another corporation.

         There will be no adjustment to the Warrants if the Company:

         o Makes any cash dividends or asset distributions with respect to outstanding shares of Common Stock;

         o        Sells additional shares of Common Stock; or

         o        Sells all or substantially all of its assets.

         o In the event of any other type of recapitalization or reorganization of the Company, the Company may, at its option, provide for adjustment to the Warrants' terms.

         The Company is not required to issue fractional shares of Common Stock, and, in lieu of a fractional share, the Company will make a cash payment based upon the current market value of such fractional shares. The Warrants holder will not have any right as a shareholder of the Company unless or until the holder exercises the Warrants.

SUBORDINATED CONVERTIBLE PROMISSORY NOTES

         GENERAL. The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount. The Notes bore interest at a variable rate equal to the Prime Rate plus 2 1/2 percentage points per year.

         NOTE HOLDERS. The following table and accompanying footnotes identify each of the Note Holders based upon information provided to the Company, set forth as of April 19, 2000, the date the Note Holders converted their Notes into shares of Common Stock. This information also states the principal amount of the Notes, the number of shares the Notes were converted into, shares beneficially held by or acquired by, as the case may be, each Note Holder. Beneficial ownership is stated as of the conversion of the Notes. Percentages are based on 3,679,340 shares of Common Stock outstanding on April 19, 2000.

                                                   NUMBER OF SHARES      NUMBER OF SHARES
                              PRINCIPAL AMOUNT  ISSUED UPON CONVERSION     BENEFICIALLY
NAME OF NOTE HOLDER                OF NOTE            OF NOTE(1)             OWNED(2)      PERCENT OF CLASS(3)
--------------------------    ----------------  ----------------------  -----------------  -------------------
Michael J. Blumenfeld,           $1,500,000              454,545            4,344,614(4)         67.7%
Chief Executive Officer of
the Company
Watkins Brothers Trust           $  100,000              30,303                88,606(5)          2.0%
Arthur J. Coerver, IRA           $   20,000               6,060               100,580(6)          1.9%
Arthur J. Coerver                $   26,000               7,878               100,580(6)          1.9%
Colleen C. Coerver, IRA          $    4,000               1,212               100,580(6)          1.9%
Penn Footwear Retirement         $   50,000              15,151               305,606(7)          6.8%
Trust
Davidowitz Foundation Inc.       $   50,000              15,151                32,302(8)           *
JIBS Equities, L.P.              $   50,000              15,151               305,606(7)          6.8%
William Davidowitz               $  100,000              30,303               110,660(9)          2.5%
Robert W. Philip or Sharon       $   50,000              15,151                48,302(10)         1.1%
A. Philip Joint Tenants
with Right of Survivorship
Myrna G. Kulp(11)                $  100,000              30,303                65,926             1.5%
Harvey Rothenberg and            $    5,000               1,515                18,432(12)          *
Elizabeth Rosenberg
Harvey Rothenberg, IRA           $   10,000               3,030                18,432(12)          *
H. I. Schendle IRA Rollover      $   50,000              15,151                48,902(13)         1.1%
Eric Green GST Trust             $  120,000              36,363                72,726             1.7%

Total                            $2,235,000             677,267
-----

         *Less than one percent.

----------

(1) The number of shares issued upon conversion of the Notes is based on a conversion price equal to $3.30 per share, with the Note Holder receiving a cash payment in lieu of any fractional shares that would otherwise be issued.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the total shares issued on the conversion of all of outstanding Notes as well as the shares issuable upon the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each Note Holder is based on the beneficial ownership of that Note Holder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Note Holder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,719,462 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise if an option expiring August 15, 2010, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(6) Consists of 22,640 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 22,640 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(8) Consists of 1,000 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(9) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 25,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 25,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(11)   Myrna G. Kulp is Michael J. Blumenfeld's sister-in-law.

(12) Consists of 12,200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 shares issuable upon exercise of an option expiring February 24, 2009 held by Mr. Rothenberg's spouse, 1,687 shares issuable upon exercise of a Warrant expiring May 26, 2005, 12,200 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(13) Consists of 9,300 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 9,300 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

WARRANT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

         The warrant agent, stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

STOCKHOLDER REPORTS

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Delaware General Corporation Law ("DGCL") Section 203 (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.

                                  LEGAL MATTERS

         The validity of the Shares and the Warrants offered hereby will be passed upon for the Company by Sayles, Lidji & Werbner, A Professional Corporation, Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of the Company as of June 30, 2002 and June 30, 2001, and for the years then ended, are included in the Registration Statement of which this Prospectus is a part in reliance on the report of Grant Thornton LLP, independent certified public accountants, which report is included herein. The consolidated financial statements audited by Grant Thornton LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company's Bylaws provide that any officer or director who is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

         DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         The indemnification provisions contained in the Company's Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  PAGE
                                                                                                  ----
Index to Consolidated Financial Statements.........................................................F-1
Report of Independent Certified Public Accountants.................................................F-2
Consolidated Balance Sheets as of June 30, 2002 and 2001...........................................F-3
Consolidated Statements of Income for the years ended June 30, 2002 and 2001.......................F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30,
2002 and 2001......................................................................................F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2002 and 2001...................F-6
Notes to Consolidated Financial Statements.........................................................F-7
Condensed Consolidated Balance Sheets as of December 31, 2002 (Unaudited)
and June 30, 2002..................................................................................F-16
Condensed Consolidated Statements of Operations for the three and six months ended
December 31, 2002 and 2001 (Unaudited).............................................................F-17
Condensed Consolidated Statements of Cash Flows for the six months ended
December 31, 2002 and 2001 (Unaudited).............................................................F-18
Notes to Condensed Consolidated Financial Statements (Unaudited)...................................F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of Collegiate Pacific Inc. and Subsidiaries

         We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and Subsidiaries as of June 30, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                          /s/ Grant Thornton LLP

Dallas, Texas
July 24, 2002, except for Notes 7 and 13
as to which the date is August 31, 2002

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2002 AND 2001

                                        ASSETS

                                                                       2002           2001
                                                                    ----------     ----------
Current Assets:
     Cash and cash equivalents                                      $  267,362     $  349,508
     Accounts receivable, less allowance for doubtful accounts
      of $96,181 in 2002 and $87,187 in 2001                         1,990,997      1,797,079
     Inventories                                                     2,984,803      2,787,169
     Prepaid expenses and other current assets                         149,442        146,328
                                                                    ----------     ----------
           Total current assets                                      5,392,604      5,080,084
Property and equipment, net of accumulated depreciation
   of $445,635 in 2002 and $295,980 in 2001                            502,275        523,472
Other Assets:
    License agreements, net of accumulated amortization of
      $82,759 in 2002 and $44,296 in 2001                              152,670        100,106
    Goodwill                                                           544,375        544,375
    Other assets, net                                                  260,798        283,319
                                                                    ----------     ----------
                                                                    $6,852,722     $6,531,356
                                                                    ==========     ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       2002            2001
                                                                    ----------      ----------
Current liabilities:
     Accounts payable                                               $1,154,398      $  942,129
     Accrued expenses                                                  128,648         124,190
     Revolving line of credit                                               --         420,000
     Notes payable to stockholders, current portion                         --         290,973
     Other current liabilities                                           7,553          16,144
                                                                    ----------      ----------
           Total current liabilities                                 1,290,599       1,793,436

Notes payable to stockholders, net of current portion                  353,063         365,027
                                                                    ----------      ----------

           Total liabilities                                         1,643,662       2,158,463

Stockholders' equity:
    Common stock, $.01 par value; authorized 50,000,000 shares,
    issued: 4,300,659 in 2002 and 4,264,773 in 2001                     43,007          42,648
     Additional paid-in capital                                      6,607,546       6,452,278
     Accumulated deficit                                              (945,080)     (1,750,568)
    Treasury shares, at cost: 59,526 shares in 2002 and 36,226
    shares in 2001                                                    (496,413)       (366,470)
                                                                    ----------      ----------
                                                                     5,209,060       4,377,888
    Less: note receivable from stockholder                                  --          (4,995)
                                                                    ----------      ----------

           Total stockholders' equity                                5,209,060       4,372,893
                                                                    ----------      ----------
                                                                    $6,852,722      $6,531,356
                                                                    ==========      ==========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001



                                                                     2002              2001
                                                                 ------------      ------------
Net sales                                                        $ 16,901,125      $ 13,272,696
Cost of sales                                                      10,654,442         8,525,643
                                                                 ------------      ------------

             Gross profit                                           6,246,683         4,747,053

Selling, general and administrative expenses                        5,307,390         4,616,385
                                                                 ------------      ------------

             Operating profit                                         939,293           130,668
                                                                 ------------      ------------

Other income (expense):
     Interest expense                                                (140,888)         (156,734)
     Interest income                                                       63             3,823
     Miscellaneous                                                      7,020              (681)
                                                                 ------------      ------------

             Total other income (expense)                            (133,805)         (153,592)
                                                                 ------------      ------------

Income (loss) before provision for income taxes                       805,488           (22,924)

Income tax expense (benefit)                                               --           (27,044)
                                                                 ------------      ------------

             Net income                                          $    805,488      $      4,120
                                                                 ============      ============

Weighted average shares of common stock outstanding -basic          4,225,213         4,253,850
                                                                 ============      ============
Weighted average shares of common stock outstanding -diluted        4,669,008         4,759,941
                                                                 ============      ============
Net income per share of common stock - basic                     $       0.19      $       0.00
                                                                 ============      ============
Net income per share of common stock - diluted                   $       0.17      $       0.00
                                                                 ============      ============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

                                COMMON STOCK                                      TREASURY SHARES
                                                  ADDITIONAL                                             RECEIVABLE
                                                   PAID-IN      ACCUMULATED                                 FROM
                              SHARES     AMOUNT     CAPITAL       DEFICIT       SHARES       AMOUNT      STOCKHOLDER     TOTAL
                            ----------  --------  -----------   -----------   -----------  -----------   -----------   -----------
Balances at July 1, 2000     4,244,607  $ 42,446  $ 6,461,453   $(1,754,688)       20,860  $  (255,443)  $   (15,000)  $ 4,478,768

Issuance of stock
for purchase of assets          20,166       202       96,796            --            --           --            --        96,998

Purchase of stock for cash          --        --           --            --        15,366     (111,027)           --      (111,027)

Warrants cancelled in
conjunction with amendment
of distribution agreement           --        --     (105,971)           --            --           --            --      (105,971)

Payment of notes
receivable from
Stockholders                        --        --           --            --            --           --        10,005        10,005

Net income                          --        --           --         4,120            --           --            --         4,120
                            ----------  --------  -----------   -----------   -----------  -----------   -----------   -----------
Balances at June 30, 2001    4,264,773    42,648    6,452,278    (1,750,568)       36,226     (366,470)       (4,995)    4,372,893

Issuance of stock for
cash                            20,000       200       64,400            --            --           --            --        64,600

Issuance of stock for
purchase of assets              15,886       159       90,868            --            --           --            --        91,027

Purchase of stock
for cash                            --        --           --            --        23,300     (129,943)           --      (129,943)

Payment of notes
receivable from
stockholder                         --        --           --            --            --           --         4,995         4,995

Net income                          --        --           --       805,488            --           --            --       805,488
                            ----------  --------  -----------   -----------   -----------  -----------   -----------   -----------
Balances at June 30, 2002    4,300,659  $ 43,007  $ 6,607,546   $  (945,080)       59,526  $  (496,413)  $        --   $ 5,209,060
                            ==========  ========  ===========   ===========   ===========  ===========   ===========   ===========

                 The accompanying notes are an integral part of
                     this consolidated financial statement.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

                                                                             2002            2001
                                                                          ----------      ----------
  Cash flows from operating activities:
       Net income                                                         $  805,488      $    4,120
       Adjustments to reconcile net income to net cash
         Provided by (used in) operating activities:
          Depreciation                                                       187,209         113,845
          Amortization                                                        60,984         128,826
          Bad debt expense                                                    53,116          56,600
          Change in operating assets and liabilities:
              Accounts receivable                                           (247,034)       (469,494)
              Inventories                                                   (197,634)       (371,841)
              Prepaid expenses and other current assets                       (3,114)       (107,314)
              Other assets, net                                                   --          13,692
              Accounts payable                                               212,269         386,334
              Accrued expenses                                                 4,458        (290,812)
              Other liabilities                                               (8,591)        (17,904)
                                                                          ----------      ----------
                  Net cash provided by (used in) operating activities        867,151        (553,948)
                                                                          ----------      ----------

  Cash flows from investing activities:
       Purchase of property and equipment                                   (166,012)       (207,217)
       Cash paid for trade name                                                   --         (63,851)
       Cash received from notes receivable from stockholders                   4,995          10,005
                                                                          ----------      ----------

                  Net cash used in investing activities                     (161,017)       (261,063)
                                                                          ----------      ----------

  Cash flow from financing activities
       Net change in revolving line of credit                               (420,000)        420,000
       Payments on notes payable to stockholders                            (302,947)             --
       Proceeds from notes payable to stockholders                                --          75,000
       Cash paid from treasury shares                                       (129,943)       (111,027)
       Proceeds from issuance of common stock                                 64,600              --
                                                                          ----------      ----------
                  Net cash provided by (used in) financing activities       (788,280)        383,973
                                                                          ----------      ----------
                                 Decrease in cash                            (82,146)       (431,038)

  Cash and cash equivalents at beginning of year                             349,508         780,546
                                                                          ----------      ----------

  Cash and cash equivalents at end of year                                $  267,362         349,508
                                                                          ==========      ==========

  Noncash investing and financing activities:
        Warrants cancelled in conjunction with
         amendment to distribution agreement                              $       --      $  105,971
                                                                          ==========      ==========
        Common stock issued for purchase of assets                        $   91,027      $   96,998
                                                                          ==========      ==========


  Cash payments for:
       Income taxes                                                       $       --      $       --
                                                                          ==========      ==========
       Interest                                                           $  162,071      $  135,551
                                                                          ==========      ==========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001

(1)      GENERAL AND BACKGROUND

         Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.

         Effective February 17, 1998 CPI entered into a reverse acquisition agreement with DSSI, Inc. ("DSSI"), a publicly held "shell" corporation. DSSI issued 2,000,000 (approximately 62.5%) shares of DSSI's voting common stock in exchange for all of the outstanding shares of CPI (a tax free reorganization). The public entity then changed its name to Collegiate Pacific, Inc. For accounting purposes, the transaction was treated as a recapitalization of CPI, with CPI as the acquirer (a reverse acquisition).

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

         The consolidated financial statements include the accounts of CPI and its wholly owned subsidiaries Product Merchandising, Inc. ("PMI"), and Kesmil Manufacturing, Inc. ("KM") (collectively referred to as the "Company"). Significant intercompany accounts and transactions have been eliminated.

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

         Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash and accounts receivable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments and notes payable approximate their carrying values.

ESTIMATES AND ASSUMPTIONS

         Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

         Inventories are carried at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is expensed as incurred and significant renewals and betterments are capitalized.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001


GOODWILL

         Goodwill represents the excess of the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired.

LICENSE AGREEMENTS AND TRADEMARKS

         License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful lives of 5 to 10 years.

         Trademarks represent amounts paid to acquire the rights to brand specific products or categories of products with recognizable brands in certain sporting good categories and are amortized over 15 years.

VALUATION OF LONG-LIVED ASSETS

         The Company periodically evaluates the carrying value of long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized based on the amount by which the carrying value exceeds the asset's fair market value.

STOCK BASED COMPENSATION

         The Company measures compensation cost for its stock based compensation plans under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." The excess, if any, of the fair value of the stock on the date of grant over the amount to be paid for the stock is accrued over the related vesting period. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires companies electing to continue to use APB 25 to account for its stock-based compensation to make pro forma disclosures of net income and earnings per share as if SFAS 123 had been applied. See Note 10.

INCOME TAXES

         The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

ADVERTISING

         The Company expenses the cost of advertising as incurred or when such advertising initially takes place. No advertising costs were capitalized at June 30, 2002 or 2001. Advertising expenses for the fiscal years ended June 30, 2002 and 2001 were approximately $1.3 million and $1.1 million, respectively.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001


INCOME PER SHARE

         Basic income per common share is computed by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted income per share is computed based on weighted average number of shares outstanding increased by the effect of stock options and warrants when dilutive.

REVENUE RECOGNITION

         The Company recognizes revenue upon shipment of its inventory to customers. A provision is made for returns, which are estimated based upon historical rates of return experienced by the Company.

SHIPPING AND HANDLING COSTS

         Shipping and handling costs are included in cost of sales.

INTANGIBLE ASSETS

        In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually, and in the event of an impairment indicator. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company adopted SFAS 142 in the first quarter of fiscal 2002. The following table reflects pro forma amounts as though SFAS 142 were adopted at the beginning of fiscal 2001:

                                                       Year ended
                                                        June 30,
                                                        --------
                                                   2002           2001
                                                ----------     ----------
         Reported net income:                   $  805,488     $    4,120
           Add back:  Goodwill amortization             --         44,437
                                                ----------     ----------
           Adjusted net income                  $  805,488     $   48,557
                                                ==========     ==========

         Basic earnings per share:
           Reported net income                  $     0.19     $     0.00
           Add back:  Goodwill amortization             --           0.01
                                                ----------     ----------
           Adjusted net income                  $     0.19     $     0.01
                                                ==========     ==========

         Diluted earnings per share:
           Reported net income                  $     0.17     $     0.00
           Add back:  Goodwill amortization             --           0.01
                                                ----------     ----------
           Adjusted net income                  $     0.17     $     0.01
                                                ==========     ==========

ACCOUNTING STANDARDS NOT YET ADOPTED

         In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001

SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121") and related literature and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company adopted SFAS 144 on July 1, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

(3)      BUSINESS ACQUISITIONS

         On September 7, 2000, the Company purchased all the outstanding stock of Kesmil Manufacturing, Inc., a manufacturer of sports related metal products, which was 100% owned by the Company's Chairman and Chief Executive Officer. The Company was, prior to the acquisition, the only customer for Kesmil's products. The Company assumed notes payable to the Chairman and a stockholder and relative of the Chairman, for $581 thousand and other liabilities of approximately $400 thousand. These notes are subordinate to the Company's revolving line of credit, are not secured by any of the Company's assets and mature on August 31, 2004. The notes payable to stockholders bear interest at the rate of 12% per annum and are payable in quarterly installments of approximately $36 thousand. The revolving line of credit was amended in July 2002 to permit the repayment in full of the notes payable to the Company's Chairman and Chief Executive Officer and his relative. (See Note 7).

         Because the former sole stockholder of Kesmil also owns a majority of the Company's outstanding common stock, the acquisition was accounted for in a manner similar to a pooling of interests and, accordingly, financial information for the periods prior to the acquisition reflect the retroactive restatement of the Company's and Kesmil's combined financial position and operating results.


(4)      INVENTORIES

Inventories consist of the following:

                             June 30,
                             --------
                        2002           2001
                     ----------     ----------
Raw materials        $  232,064     $  205,734
Work in progress         42,587         28,139
Finished goods        2,710,152      2,553,296
                     ----------     ----------
                     $2,984,803     $2,787,169
                     ==========     ==========

(5)      PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                 June 30,
                                                 --------
                                           2002           2001
                                         ---------      ---------
Fixtures and equipment                   $ 597,763      $ 487,466
Manufacturing equipment                    350,147        331,986
                                         ---------      ---------

        Total property and equipment       947,910        819,452
Less accumulated depreciation             (445,635)      (295,980)
                                         ---------      ---------

        Property and equipment, net      $ 502,275      $ 523,472
                                         =========      =========

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000

(6)      INTANGIBLE ASSETS

        Intangible assets consist of the following:

                                                                         June 30,
                                                  -------------------------------------------------------
                                                            2002                        2001
                                                  -------------------------     -------------------------
                                                   Gross                         Gross
                                                  carrying     Accumulated      carrying     Accumulated
Amortizable intangible assets                       value      amortization      value       amortization
                                                  --------     ------------     --------     ------------
  License agreements                              $235,429     $     82,759     $144,402     $     44,296
  Trademarks                                       330,642           86,048      330,647           64,005
                                                  --------     ------------     --------     ------------
Total amortizable intangible assets               $566,071     $    168,807     $475,049     $    108,301
                                                  ========     ============     ========     ============

Intangible assets not subject to amortization
  Goodwill                                        $666,917     $    122,542     $666,917     $    122,542
                                                  ========     ============     ========     ============

Amortization expense related to intangible assets totaled approximately $61 thousand and $129 thousand during the years ended June 30, 2002 and 2001, respectively. The aggregate estimated amortization expense for the intangible assets remaining as of June 30, 2002 is as follows:

                                     Year ended
                                      June 30,
                                     ----------
                                         2003                   $ 58,200
                                         2004                     49,066
                                         2005                     49,066
                                         2005                     32,171
                                         2007                     31,146
                                      Thereafter                  77,615
                                                                --------
                                         Total                  $397,264
                                                                ========

(7)      LINE OF CREDIT

         On December 26, 2001, the Company agreed to terms for a $2.5 million revolving line of credit with Bank of America, N.A. (the "Line of Credit"). The Line of Credit allows the Company to borrow funds based upon a certain percentage of its eligible accounts receivable and inventories. At June 30, 2002, those percentages were 80% and 40%, respectively. This facility will mature on December 26, 2003, and includes a provision for letters of credit. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 1/2% or LIBOR plus 3%. There was $0 and $420 thousand outstanding under the Line of Credit as of June 30, 2002 and 2001, respectively, leaving the Company with approximately $2.5 million and $1.6 million of availability on June 30, 2002 and 2001, respectively. The Company's notes payable to stockholders are subordinate to the Line of Credit and the stockholder guaranteed the repayment of up to $1.0 million outstanding under the Line of Credit. In July 2002, the Company amended the revolving line of credit to allow the complete repayment of the Note Payable to Stockholder. The balance of the Note Payable to Stockholder was repaid in August 2002 as a result of this amendment. In August 2002, the Company amended the revolving line of credit to increase the amount of allowable borrowings to $5.0 million, and extended the maturity of the line to July 15, 2004. In addition, the amendment to the line increased the formulas underlying the borrowing base on accounts receivable to 85%, and no longer requires the partial guarantee of the note by the majority stockholder of the Company.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001


(8)      FEDERAL INCOME TAXES

         CPI and its subsidiaries file separate income tax returns. Deferred tax assets and liabilities consist of the following:

                                                           Year ended June 30,
                                                       --------------------------
                                                          2002            2001
                                                       ----------      ----------
                 Deferred tax assets
                   Net operating loss carryforward     $  383,782      $  692,447
                   Accrued expenses                        58,005          58,755
                                                       ----------      ----------
                 Total deferred tax assets                441,787         751,202
                 Deferred tax liabilities
                   Fixed assets                           (21,867)        (21,857)
                                                       ----------      ----------
                 Net deferred tax asset                   419,920         729,345
                 Valuation allowance                     (419,920)       (729,345)
                                                       ----------      ----------
                   Net deferred tax assets             $       --      $       --
                                                       ==========      ==========

         The Company has provided a valuation allowance against deferred tax assets because their recovery is uncertain. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense:

                                     Year ended June 30,
                                  --------------------------
                                     2002            2001
                                  ----------      ----------
Tax expense (benefit)             $  273,866      $   (7,794)
Change in valuation allowance       (309,425)         10,693
Other                                 11,636          (2,899)
State income taxes                    23,923         (27,044)
                                  ----------      ----------
Income tax expense (benefit)      $       --      $  (27,044)
                                  ==========      ==========


         At June 30, 2002, the Company had net operating loss carryforwards of approximately $1.1 million, of which approximately $720 thousand were carryforwards of DSSI. Because of the ownership change rules of the Internal Revenue Code, use of the DSSI carryforwards are limited to approximately $80 thousand per year.

(9)      RELATED PARTY TRANSACTIONS

         During each of the years ended June 30, 2002 and 2001, the Company paid the majority stockholder of the Company approximately $86 thousand in interest on notes payable assumed in conjunction with the purchase of Kesmil Manufacturing (See Note 3).

(10)     STOCK OPTIONS AND WARRANTS

On September 22, 1994, DSSI established a non-qualified stock option plan, which provides for the granting of non-qualified stock options to purchase up to 100,000 shares of common stock at the fair market value on the date of grant. No options were outstanding at June 30, 2002, and 5,000 options were outstanding at June 30, 2001. During fiscal 2002, options to acquire 5,000 shares were exercised and no shares were exercised during fiscal 2001. No additional shares were granted or canceled under the terms of this plan during fiscal 2002.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2002 AND 2001

         On December 11, 1998, the Company's stockholders approved a new stock option plan, (the "1998 Collegiate Pacific Inc. Stock Option Plan"). The new plan authorized the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company's common stock, $0.01 par value per share. The options vest in full upon the employee's one-year anniversary date of employment with the Company or the award date if the employee has been employed for at least one year on the grant date. The number of shares available under the 1998 Collegiate Pacific Inc. Stock Option Plan was increased to 1,000,000 upon approval by the Company's stockholders on March 20, 2001.

         A summary of the Company's employee and director option activity for the fiscal years ended June 30, 2002 and 2001 is as follows:

                                                                        Weighted
                                                                         Average
                                                                        Exercise
                                                          Options         Price
                                                         ---------      --------
         Outstanding and exercisable at July 1, 2000        45,500      $   8.48

                 Granted                                   476,200          4.88

                 Forfeited or cancelled                     (7,500)         7.68
                                                         ---------      --------

         Outstanding at June 30, 2001                      514,200          5.16

                 Granted                                    15,000          4.11

                 Exercised                                 (20,000)         3.23

                 Forfeited or cancelled                    (11,000)         7.26
                                                         ---------      --------

         Outstanding at June 30, 2002                      498,200      $   5.16
                                                         =========      ========

         Exercisable at June 30, 2001                      456,200      $   5.13
                                                         =========      ========

         Exercisable at June 30, 2002                      486,200      $   5.19
                                                         =========      ========

The weighted average fair value of options granted in fiscal 2002 and 2001 was $3.45 and $4.33 per share, respectively.

The Company has adopted the disclosure provisions of Statement No. 123, as discussed in Note 2, and continues to apply Opinion 25 for stock options granted to employees. If the Company had recognized compensation expense based upon the fair value at the date of grant for options granted to employees, the effect on net income (loss) and net income (loss) per share for the fiscal years ended June 30, 2002 and 2001 would have been as follows:

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000


                                           June 30,
                                   -------------------------
                                     2002           2001
                                   ---------     -----------
Net income (loss)
  As reported                      $ 805,488     $     4,120
  Pro forma                          707,163      (1,993,466)
Income (loss) per common share
  As reported
     Basic                         $    0.19     $      0.00
     Diluted                       $    0.17     $      0.00
  Pro forma
     Basic                         $    0.17     $     (0.47)
     Diluted                       $    0.15     $     (0.47)

         The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility ranging from 111% to 122%; risk free interest rate of 4.48 to 4.80%; no dividend yield; and expected lives of five years.

         The following table summarizes additional information about stock options at June 30, 2002:

                                 Outstanding                   Exercisable
                    -----------------------------------    --------------------
                                  Weighted
                                   Average
                                  Remaining    Weighted                Weighted
                                 Contractual    Average                 Average
                                    Life       Exercise                Exercise
   Exercise price    Shares       (In Years)     Price      Shares       Price
   --------------   --------                   --------    --------    --------
       $3.88-4.81    269,700         8.9         $3.91      259,700    $   3.91
       $5.58-6.13    192,000         8.1         $6.12      190,000    $   6.13
            $9.38     36,500         6.7         $9.38       36,500    $   9.38
                    --------                               --------
                     498,200                                486,200
                    ========                               ========

         On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each warrant entitles the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The total number of warrants issued was 4,244,607. The number of shares purchasable upon exercise of each warrant and price per share may be adjusted under certain conditions. Holders may exercise the warrants at any time on or before May 26, 2005, unless extended by the Company. The warrants are callable and cancelable at a cancellation price of $.05 per share of common stock purchasable upon exercise of the warrants. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. At June 30, 2002, no warrants had been exercised.

(11)     LEASES

         The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases, which expire at various dates through 2007. Rent expense approximated $269 thousand for the fiscal year ended June 30, 2002, and $311 thousand for the fiscal year ended June 30, 2001.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2001 AND 2000

         Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:

                    Year ended
                     June 30,
                    ----------
                       2003         $  349,919
                       2004            363,996
                       2005            350,136
                       2006            347,364
                       2007            115,788
                                    ----------
                                    $1,527,203

(12)     INCOME PER SHARE

         Summarized basic and diluted income per common share for the years ended June 30, 2002 and 2001 are as follows:

                                            2002                                 2001
                            -----------------------------------   -----------------------------------
                              Net                     Per share     Net                     Per share
                             income      Shares        amount      income      Shares         amount
                            --------   ----------     ---------   --------   ----------     ---------
Basic income
 per share                  $805,488    4,225,213     $    0.19   $  4,120    4,253,850     $    0.00
Effect of dilutive
options and warrants              --      443,795         (0.02)        --      506,091          0.00
                            --------   ----------     ---------   --------   ----------     ---------
Diluted income
 per share                  $805,488    4,669,008     $    0.17   $  4,120    4,759,941     $    0.00
                            ========   ==========     =========   ========   ==========     =========

For fiscal 2002 and 2001, stock options and warrants covering 2,430,229 and 2,316,262 shares, respectively, were excluded in the computations of diluted income per share because their effect was antidilutive.

(13)     SUBSEQUENT EVENTS

         In July 2002, the Company amended its revolving line of credit to allow the complete repayment of the notes payable to stockholders. The balance of the notes payable to stockholders was repaid in August 2002 as a result of this amendment. In August 2002, the Company amended the revolving line of credit to increase the amount of allowable borrowings to $5,000,000, and extended the maturity of the line to July 15, 2004. In addition, the amendment to the line increased the formulas underlying the borrowing base on accounts receivable to 85%, and no longer requires the partial guarantee of the note by the majority stockholder of the Company.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                December 31,        June 30,
                                                                    2002              2002
                                                                ------------      ------------
                           ASSETS                               (Unaudited)
Current assets:
     Cash and cash equivalents                                  $    147,722      $    267,362
     Accounts receivable, net of allowance for doubtful
       accounts of $65,059 and $96,181 at December 31,
       2002 and June 30, 2002, respectively                        1,266,384         1,990,997
     Inventories                                                   3,810,141         2,984,803
     Prepaid expenses and other assets                               785,788           149,442
                                                                ------------      ------------
       Total current assets                                        6,010,035         5,392,604

Property, plant and equipment, net of accumulated
       depreciation of $534,049 and $445,635 at December
       31, 2002 and June 30, 2002, respectively                      554,956           502,275
Other assets:
       License agreements, net of accumulated amortization
          of $105,404 and $82,759 at December 31, 2002 and
          June 30, 2002, respectively                                130,025           152,670
        Goodwill                                                     544,375           544,375
        Other assets, net                                            249,734           260,798
                                                                ------------      ------------
                                                                $  7,489,125      $  6,852,722
                                                                ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                           $  1,199,635      $  1,154,398
     Accrued expenses                                                 58,595           128,648
     Dividends payable                                                85,637                --
     Other current liabilities                                         7,389             7,553
                                                                ------------      ------------
       Total current liabilities                                   1,351,256         1,290,599

Revolving line of credit                                           1,150,000                --
Note payable to stockholder                                               --           353,063
                                                                ------------      ------------

       Total liabilities                                           2,501,256         1,643,662

Stockholders' equity:
     Common stock, $.01 par value; authorized 50,000,000
        shares; issued 4,300,669 and 4,300,659 shares,
        respectively                                                  43,007            43,007
     Additional paid-in capital                                    6,436,322         6,607,546
     Accumulated deficit                                            (896,971)         (945,080)
     Treasury shares at cost: 76,726 and 59,526 at December
        31, 2002 and June 30, 2002, respectively                    (594,489)         (496,413)
                                                                ------------      ------------

        Total stockholders' equity                                 4,987,869         5,209,060
                                                                ------------      ------------
                                                                $  7,489,125      $  6,852,722
                                                                ============      ============

     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                Three Months Ended                   Six Months Ended
                                                   December 31,                        December 31,
                                              2002              2001              2002              2001
                                          ------------      ------------      ------------      ------------
Net sales                                 $  3,508,767      $  2,848,447      $  8,274,958      $  6,663,069
Cost of sales                                2,217,659         1,832,834         5,227,673         4,237,725
                                          ------------      ------------      ------------      ------------
  Gross profit                               1,291,108         1,015,613         3,047,285         2,425,344

Selling, general and administrative
 expenses                                    1,505,791         1,225,256         2,966,429         2,450,775
                                          ------------      ------------      ------------      ------------
    Operating profit (loss)                   (214,683)         (209,643)           80,856           (25,431)

Other income (expense)

    Interest expense                           (19,288)          (43,202)          (35,843)          (83,953)
    Other income (expense)                       2,910              (260)            3,096             4,768
                                          ------------      ------------      ------------      ------------

Net income (loss)                         $   (231,061)     $   (253,105)     $     48,109      $   (104,616)
                                          ============      ------------      ------------      ------------

Net income (loss) per share - basic       $      (0.05)     $      (0.06)     $       0.01      $      (0.02)
                                          ============      ============      ============      ============
Net income (loss) per share - diluted     $      (0.05)     $      (0.06)     $       0.01      $      (0.02)
                                          ============      ============      ============      ============

Weighted average shares
outstanding:
    Basic                                    4,224,186         4,216,615         4,227,696         4,222,581
                                          ------------      ------------      ------------      ------------
    Diluted                                  4,224,186         4,216,615         4,927,029         4,222,581
                                          ------------      ------------      ------------      ------------


     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                       Six months ended
                                                                         December 31,
                                                                ------------------------------
                                                                    2002              2001
                                                                ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                          $     48,109      $   (104,616)
     Adjustments to reconcile net income (loss) to net cash
        used in operating activities:
     Depreciation, amortization and bad debt expense                 150,945           151,765
     Net changes in operating assets and liabilities                (790,872)         (548,091)
                                                                ------------      ------------

Net cash used in operating activities                               (591,818)         (500,942)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment                            (141,096)          (93,940)
     Cash received on notes receivable from stockholders                  --             4,995
                                                                ------------      ------------

Net cash used in investing activities                               (141,096)          (88,945)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Cash paid for treasury shares                                   (98,076)         (107,360)
     Repayment on note payable to stockholder                       (353,063)               --
     Payment of cash dividends on common stock                       (85,637)               --
     Proceeds from issuance of common stock                               50                --
     Proceeds from line of credit                                  1,150,000           650,000
                                                                ------------      ------------

Net cash provided by financing activities                            613,274           542,640
                                                                ------------      ------------

Net decrease in cash and cash equivalents                           (119,640)          (47,247)

Cash and cash equivalents at beginning of period                     267,362           349,508
                                                                ------------      ------------

Cash and cash equivalents at end of period                      $    147,722      $    302,261
                                                                ============      ============

Supplemental disclosure of cash flow information
Cash paid during the period for interest                        $     35,843      $     99,326
                                                                ============      ============
Cash paid during the period for income taxes                    $         --      $         --
                                                                ============      ============


     See accompanying notes to condensed consolidated financial statements.

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.       BASIS OF PRESENTATION.

         These unaudited condensed consolidated financial statements of Collegiate Pacific Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements and should be read in conjunction with the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2002. All significant intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the interim financial information have been included.

         Operating results for the interim period are not necessarily indicative of results that may be expected for the fiscal year ending June 30, 2003.

2.       INVENTORIES

         Inventories consist of the following:

                                    December 31,         June 30,
                                        2002               2002
                                    ------------       -----------
         Raw materials              $    280,434       $   232,064
         Work in progress                 85,409            42,587
         Finished goods                3,444,298         2,710,152
                                    ------------       -----------
                                    $  3,810,141       $ 2,984,803
                                    ============       ===========

                    COLLEGIATE PACIFIC INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

3.       INCOME PER SHARE

         Summarized basic and diluted income (loss) per share are as follows:


                                            For the three months ended      For the six months ended
                                                   December 31,                    December 31,
                                                  2002            2001            2002           2001
                                            ----------      ----------      ----------     ----------
Net income (loss)                             (231,061)       (253,105)         48,109       (104,616)
                                            ----------      ----------      ----------     ----------
Weighted average
  common shares - basic                      4,224,186       4,216,615       4,227,696      4,222,581

Effect of dilutive securities
  (options and warrants)                            --              --         699,333             --
                                            ----------      ----------      ----------     ----------
Weighted average
  common shares - diluted                    4,224,186       4,216,615       4,927,029      4,222,581
                                            ==========      ==========      ==========     ==========
Net income (loss) per share - basic         $    (0.05)     $    (0.06)     $     0.01     $    (0.02)
Per share effect of dilutive securities
  (options and warrants)                            --              --              --             --
                                            ----------      ----------      ----------     ----------
Net income (loss) - diluted                 $    (0.05)     $    (0.06)     $     0.01     $    (0.02)
                                            ----------      ----------      ----------     ----------

Options and warrants excluded from
  computation because their effect
  was antidilutive                           4,905,307       4,770,807         236,500      4,770,807
                                            ==========      ==========      ==========     ==========

                        1,000,000 SHARES OF COMMON STOCK
                           (UPON EXERCISE OF WARRANTS)

                             COLLEGIATE PACIFIC INC.

                                   ----------

                              PROSPECTUS SUPPLEMENT

                              dated October 1, 2003

                   (Prospectus dated March 13, 2003 included)

                                   ----------



                              ROTH CAPITAL PARTNERS

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.